U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WWA Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**7389**	**77-0443643**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2465 West 12th Street, Suite 2, Tempe, Arizona, 85281 (480) 505-0070
(Address and telephone number of registrants' principal executive offices)

PO Box 17774 Jebel Ali Free Zone, Dubai, United Arab Emirates
(Address of principal place of business or intended principal place of business)

Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada, 89511   (775) 688-3061
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company as defined by Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered [1]	Proposed maximum offering price per share [2]	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value per share [3]	1,211,119	$0.555	$672,171.05	$21.57
Common Stock, $0.001 par value per share [4]	576,973	$1.00	$576,973.00	$17.71
Total	1,788,092		$1,249,144.05	$39.28

[1] The shares to be registered may be offered for sale and sold from time to time subsequent to the date on which this registration statement remains effective, by or for the accounts of the selling security holders.

[2] Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) and (g).

[3] Shares of common stock being registered for resale that are owned by certain selling security holders named in the prospectus. For the purposes of these 1,211,119 shares, the registrant has used the average of the closing bid and ask prices of the common stock as reported on the Over the Counter Bulletin Board on April 22, 2008.

[4] Represents shares of common stock being registered for resale that have been or may be acquired upon the exercise of common stock purchase warrants at an exercise price of $1.00 per share issued to certain selling security holders named in the prospectus.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

WWA GROUP, INC.

1,788,092 shares of common stock

The Offering:				
	Per Share		*Total*	
Offering Price[1]	$	0.6986	$	1,249,144.05
Proceeds[2]	$	0	$	0
Offering Expenses[3]	$	0.0204	$	36,539.28

[1] The average weighted offering price of the shares and shares underlying warrants, estimated solely for the purpose of computing the amount of the registration fee (the proposed maximum offering prices of the shares are $0.555 and $1.00) The securities will be offered at the prevailing market price or in negotiated transactions

[2] If the selling security holders exercise their warrants in full, WWA Group will receive $1.00 per share, an aggregate of approximately $576,973.

[3] Offering expenses include legal, accounting, printing and related costs incurred in connection with this offering.

WWA Group, Inc. is registering a total of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase shares of common stock. The 1,211,119 shares of common stock to be registered constitute 6.57% of the issued and outstanding stock as of April 25, 2008 The securities are being registered for resale on behalf of the security holders identified beginning on page 9. The security holders will determine whether to exercise their purchase warrants and the timing thereof. In addition, the security holders will determine the method for selling their common stock and the timing thereof WWA Group's common stock is quoted under the symbol "WWAG" on the Over-the-Counter Bulletin Board

This offering represents a registration of issued and outstanding shares and shares underlying warrants on behalf of certain security holders of WWA Group, Inc. Owning WWA Group's common stock involves a high degree of risk and the securities offered hereby are highly speculative. See "RISK FACTORS" beginning on page 4 to read about risks. You should carefully consider these risks in holding shares of WWA Group's common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the prospectus filed with the Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

TABLE OF CONTENTS

Part I – Information Required in Prospectus

Part II – Information Not Required in Registration Statement

PART I – INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS SUMMARY

You should rely only on the information contained in this prospectus. WWA Group, Inc. has not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. The prospectus is not an offer to sell, nor is it an offer to buy, common stock in any jurisdiction in which the offer or sale is not permitted.

The following summary is qualified in its entirety by the more detailed information and financial statements with related notes appearing elsewhere in this prospectus.

For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to "WWA Group," "we," "us," and "our," refer to WWA Group, Inc., a Nevada corporation, and our subsidiary All references herein to "World Wide Auctioneers" refer to World Wide Auctioneers, Ltd., a British Virgin Island registered company, our wholly owned subsidiary

The Company

WWA Group trades and auctions transportation and industrial equipment from its primary location in Dubai, United Arab Emirates in addition to various other locations worldwide. Our subsidiary World Wide Auctioneers has held 35 large un-reserved equipment auctions and 23 video and internet auctions from Dubai and Doha, Qatar between March of 2001 and December 31, 2007. WWA Group's primary auctioned items include mobile and stationary earthmoving and construction equipment such as crawler tractors, excavators, wheel loaders, cranes, trucks and trailers, generators, compressors, agricultural tractors, and forklifts. Much of the equipment can be used in multiple industries and in diverse geographic locations. We also sell light vehicles and other related items such as boats and motorcycles. We generate commission and service income from these auctions.

We are also expanding our operations through acquisition. During 2006 World Wide Auctioneers acquired Crown Diamond Holdings, Ltd. ("Crown") as a wholly owned subsidiary. Crown owns and charters a shipping vessel known as the M/V Iron Butterfly that is under contract with an independent third party. World Wide Auctioneers also acquired a 32.5% minority interest in Power Track Projects FZE ("Power Track"), which ownership was subsequently increased to 35% (through Marena Industries, Ltd.). Power Track operates a limestone quarry in the United Arab Emirates.

WWA Group's business strategy is to (i) increase cash flow from operations to generate net income to reduce payables, (ii) expand operations to new auction sites, and (iii) acquire or develop other related businesses in the region and internationally. We intend to focus on formalizing new joint venture relationships, management arrangements, new wholly owned facilities, and expanded auctions as the means by which to increase net cash flow. Our new auction site in Jebel Ali is larger and capable of holding more equipment than our former site, eliminating the restraint on growth which we have felt for the last two years. In 2008, five major equipment auctions are scheduled and at least 2 on-line auctions are planned.

Implementation of our growth model will include expanding our lower cost auction methods, such as on-line auctions, video auctions, and transportation equipment only auctions, all of which can be held on a more frequent basis than the larger equipment auctions. While smaller in size, these auctions will not interfere with or detract from WWA Group's major equipment auctions, and the economies of scale at the Dubai facility are efficient for this purpose. We have also expanded high margin buyer and seller services, such as shipping and transport. Our ownership of a shipping company and control over a large volume of equipment being moved around the world by our regular consignors provide vertical integration opportunities that could combine auction services with the ability to meet shipping needs.

Corporate Information

WWA Group was incorporated in Nevada on November 26, 1996, as "Conceptual Technologies, Inc." On April 9, 1998 the company changed its name to "NovaMed, Inc." to reflect the acquisition of a medical device manufacturer and retailer. The medical device business was abandoned in October of 2000. On August 8, 2003, the company acquired World Wide Auctioneers. Our name was subsequently changed to "WWA Group, Inc." to reflect the acquisition and the new business focus.

Since the owners of World Wide Auctioneers obtained the majority of the outstanding shares of WWA Group through the acquisition, the acquisition was accounted for as a reverse merger or recapitalization of WWA Group. World Wide Auctioneers was considered the acquirer for accounting purposes.

Our United States business office is located at 2465 West 12th Street, Suite 2, Tempe, Arizona, 85281, and our telephone number is (480) 505-0070. Our registered statutory office is located at the Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada, 89511. We maintain our principal place of business in the Jebel Ali Free Zone, Dubai, United Arab Emirates. WWA Group currently trades on the Over the Counter Bulletin Board under the symbol "WWAG".

The Offering

Securities offered by the selling security holders	Up to 1,211,119 shares of common stock and shares underlying 576,973 warrants exercisable at $1.00
Stock outstanding as of April 25, 2008	18,431,922 common shares.
Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus. See *Plan of Distribution*
Use of proceeds	WWA Group will not receive any of the proceeds from the sale of common stock by the selling security holders. We will receive approximately $576,973 if the selling security holders exercise all warrants hereby registered

Plan of Distribution

WWA Group is registering a total of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees, or other successors in interest selling shares received from a named selling security holder as a gift, partnership, distribution, or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the securities does not mean, however, that the securities will be offered or sold as the selling security holders may decide not to sell all or any of the shares they are allowed to sell under this registration statement, and the warrants may not be exercised. The selling security holders will act independently of WWA Group in making any decision with respect to the timing, manner and size of each sale. Sales could be made on the Over-the-Counter Bulletin Board (symbol "WWAG") or otherwise, at prices related to the then current market price, or at privately negotiated prices.

Risk Factors

Investing in our stock involves certain risks. Please review the *Risk Factors* beginning on page 4

Summary Financial Information

The following summary of financial information should be read together with WWA Group's financial statements along with their accompanying notes and *Management's Discussion and Analysis* included elsewhere within this prospectus.

The summary financial information for years ended December 31, 2007 and 2006 has been derived from WWA Group's audited, consolidated financial statements.

Statement of Operations Summary				
		Year Ended December 31, 2007		Year Ended December 31, 2006
Revenues	$	26,841,630	$	17,622,383
Direct Costs		19,246,292		12,192,525
Gross Profit		7,595,338		5,519,858
Operating Expenses		5,901,530		4,630,545
Income from Operations		1,693,808		889,313
Other Income (Expense)		(363,835)		290,458
Net Income	$	1,329,973	$	1,179,771
Basic Net Income Per Common Share		0.08		0.07
Diluted Net Income Per Common Share	$	0.07	$	0.07

Balance Sheet Summary				
		December 31, 2007		December 31, 2006
Working Capital	$	1,635,548	$	(1,506,247)
Cash		5,283,399		2,625,570
Total other current assets		10,311,028		6,350,031
Total other assets		7,207,018		5,837,116
Total Assets		22,801,445		14,812,717
Current Liabilities		13,958,879		10,481,847
Long-term Debt		1,995,327		89,412
Total Liabilities		15,954,206		10,571,259
Share capital		18,432		16,671
Additional paid-in capital		2,812,045		1,537,998
Retained earnings		4,016,762		4,241,459
Total stockholders' equity		6,847,239		4,241,459
Total liabilities and shareholders' equity	$	22,801,445	$	14,812,717

RISK FACTORS

An investment in the securities registered hereby is highly speculative and involves a substantial degree of risk which should be considered only by persons who can afford to lose their entire investment. Investors should carefully consider each and every risk involved herein as well as all other information contained in this prospectus. Statements made in this prospectus may constitute forward-looking statements and are subject to many risks and uncertainties, including but not limited to, the failure of WWA Group to meet future capital needs and complete intended internal development due to difficulty, impracticality and/or impossibility. If any of the following risks actually occur, WWA Group's business, financial condition and operating results could be materially adversely affected.

Risks Related to WWA Group's Business

Sales of equipment from our auctions may have ultimately ended up in Iran, Sudan or Syria.

Due to the proximity of Iran, Sudan and Syria to our auction site, sales records, and statistics on regional spending for used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions prior to May 2007 may have ultimately ended up in Iran, Sudan or Syria. Although we have never sold equipment to Iran, Sudan or Syria, countries which the U.S. State Department and the Office of Foreign Assets Control ("OFAC") have identified as state sponsors of terrorism, and we have never made any effort to attract consignors or bidders from any country recognized as a state sponsor of terrorism, it is possible that some equipment purchased at our auctions was sold to persons or entities that re-exported such equipment to these countries, particularly to Iran. Our records indicate as follows:

Sales between March 2001 and May 2007 to Countries Deemed State Sponsors of Terrorism by the U.S. State Department and OFAC		
Address of registered bidder	*Sales*	*Percentage of total sales**
Iran	$7,300,000	1.96%
Sudan	$1,847,950	0.50%
Syria	$202,300	0.05%
TOTAL	$9,350,250	2.52%

* Total sales were approximately $371,600,000 between 2001 and May of 2007

We do not believe that this percentage of sales had any impact on our operations, reputation or shareholder value. However, despite the fact that we have no knowledge of delivery of equipment purchased at our auctions into Iran, Sudan or Syria, the U.S. State Department or OFAC could impose fines upon us and have caused us to restrict sales to persons resident in Iran, Sudan or Syria based on the possibility of delivery to these countries. Any further action on the part of the U.S. State Department or OFAC could have a negative impact on our reputation which might decrease shareholder value.

A significant percentage of corporate control lies in the hands of one shareholder.

Asia8, Inc. owns and controls voting power over nearly 40% of WWA Group's issued and outstanding stock. The concentration of such a large percentage of WWA Group's stock in the hands of one shareholder may have a disproportionate effect on the voting power of minority shareholders' upon any and all matters presented to WWA Group's shareholders. Additionally, Eric Montandon, our chief executive officer, is also the chief executive officer of Asia8, Inc.

We may be unable to manage the growth of our business which failure could negatively affect development, operating results, and fiscal independence.

WWA Group believes that if our growth plan is successful, our business will grow in size and complexity. Any new sustained growth would place a significant strain on our management systems and operational resources requiring us to recruit, hire and retain new managerial, finance and support personnel. Our ability to compete effectively would also require us to maintain and improve operational, financial, and management information systems on a timely basis. Should we be unable to manage growth effectively, both our business development and our operating results would be negatively affected which in turn would preclude us from becoming financially independent of outside funding sources.

WWA Group competes with a much larger and better-financed corporation.

We compete with numerous auction companies throughout the world, but the Gulf region is our primary market. The used equipment auction market in the Gulf region has only two significant participants, us and Ritchie Brothers Auctioneers, Inc. ("RBA"). RBA, the world's largest un-reserved equipment auctioneer, reports over $2.7 billion dollars in gross auction sales from 90 locations throughout North America and in 18 other countries and holds a dominant position in certain geographic locations. While RBA is still much larger and much better-financed than us, we have gradually increased our market share in Dubai and have effectively outperformed RBA in terms of market share since 2004.

WWA Group is dependent upon key personnel.

WWA Group's performance and operating results are substantially dependent on the continued service and performance of our officers and directors. We intend to hire additional technical, sales, managerial and other personnel as we move forward with our business model. Competition for such personnel is intense, and there can be no assurance that we can retain our key sales employees, or that we will be able to attract or retain highly qualified sales and managerial personnel in the future. The loss of the services of any of our key employees or the inability to attract and retain the necessary personnel could have a material adverse effect upon our business, financial condition, operating results, and cash flows.

WWA Group depends on the growth of our customer base and increased business from our current customers.

WWA Group's success is substantially dependent on the continued growth of our customer base. If we fail to increase our customer base, our business and operating results will be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and cost-effectiveness of our services, as well as our ability to effectively market our services. If we fail to generate repeat and expanded business from our current customers, our business and operating results will be seriously harmed.


Risks Related to WWA Group's Stock


The market for our stock is limited and our stock price may be volatile.

The market for our common stock has been limited due to low trading volume and the small number of brokerage firms acting as market makers. Because of the limitations of our market and volatility of the market price of our stock, investors may face difficulties in selling shares at attractive prices when they want to. The average daily trading volume for our stock has varied significantly from week to week and from month to month, and the trading volume often varies widely from day to day.

Our internal controls over financial reporting may not be considered effective in the future, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 we are required to furnish a report by our management on our internal controls over financial reporting. Such report must contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. If we are unable to continue to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

WWA Group does not pay dividends.

WWA Group does not pay dividends. We have not paid any dividends since inception and have no intention of paying any dividends in the foreseeable future. Any future dividends would be at the discretion of our board of directors and would depend on, among other things, future earnings, our operating and financial condition, our capital requirements, and general business conditions. Therefore, shareholders should not expect any type of cash flow from their investment.

The return of investor's capital contributions is not guaranteed

The shares registered hereby are speculative and involve a high degree of risk. There can be no guarantee that shareholders will realize a substantial return on an investment, or any return at all, or that he or she will not lose their entire investment. For this reason, each investor should read this registration statement carefully and should consult with his or her legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

WWA Group may require additional capital funding.

There can be no guarantee that we will not require additional funds, either through additional equity offerings or debt placements, in order to expand our operations. Such additional capital may result in dilution to our current shareholders. Further our ability to meet short-term and long-term financial commitments will depend on future cash. There can be no assurance that future income will generate sufficient funds to enable us to meet our financial commitments.

If the market price of our common stock declines as the selling security holders sell their stock, selling security holders or others may be encouraged to engage in short selling, depressing the market price

The significant downward pressure on the price of the common stock as the selling security holders sell material amounts of common stock could encourage short sales by the selling security holders or others. Short selling is the selling of a security that the seller does not own, or any sale that is completed by the delivery of a security borrowed by the seller. Short sellers assume that they will be able to buy the stock at a lower amount than the price at which they sold it short. Significant short selling of a company's stock creates an incentive for market participants to reduce the value of that company's common stock. If a significant market for short selling our common stock develops, the market price of our common stock could be significantly depressed.

WWA Group's shareholders may face significant restrictions on their stock

WWA Group's stock differs from many stocks in that it is a "penny stock." The Commission has adopted a number of rules to regulate "penny stocks" including, but not limited to, those rules from the Securities Act as follows:

3a51-1	which defines penny stock as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that have net tangible assets greater than $2 million if they have been in operation at least three years, greater than $5 million if in operation less than three years, or average revenue of at least $6 million for the last three years;
15g-1	which outlines transactions by broker/dealers which are exempt from 15g-2 through 15g-6 as those whose commissions from traders are lower than 5% total commissions;
15g-2	which details that brokers must disclose risks of penny stock on Schedule 15G;
15g-3	which details that broker/dealers must disclose quotes and other information relating to the penny stock market;
15g-4	which explains that compensation of broker/dealers must be disclosed;
15g-5	which explains that compensation of persons associated in connection with penny stock sales must be disclosed;
15g-6	which outlines that broker/dealers must send out monthly account statements; and
15g-9	which defines sales practice requirements.

Since WWA Group's securities constitute a "penny stock" within the meaning of the rules, the rules would apply to us and our securities. Because these rules provide regulatory burdens upon broker-dealers, they may affect the ability of shareholders to sell their securities in any market that may develop; the rules themselves may limit the market for penny stocks. Additionally, the market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34-29093 dated April 17, 1991, the market for penny stocks has suffered from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Cautionary Note Regarding Forward Looking Statements

When used in this prospectus, the words "believes," "anticipates," "expects," "plans", and similar expressions are intended to identify forward-looking statements. The outcomes expressed in such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this *Risk Factors* section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these statements. WWA Group also undertakes no obligation to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. WWA Group will not receive any proceeds from the sale of the common shares by the selling security holders. However, we will receive up to $576,973 if the selling security holders exercise their warrants in full. The warrant holders may exercise their warrants at any time until their expiration, as further described in the *Description of Securities* section. Since the warrant holders may exercise the purchase warrants in their own discretion, we cannot plan on any specific uses of proceeds beyond the application of proceeds to general corporate purposes.

WWA Group will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling security holders. Any transfer taxes payable on the shares to be sold by the selling security holders and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling security holders.

DETERMINATION OF OFFERING PRICE

The selling security holders will determine at what price each may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING SECURITY HOLDERS

As of April 25, 2008, 18,431,922 common shares of WWA Group's common stock are held of record by 917 shareholders.

The following tables set forth the names of the selling security holders and the number of shares of common stock and warrants to purchase shares of common stock owned beneficially by each selling security holder as of April 25, 2008. Except as may be identified in the tables, none of the selling security holders has, or within the past three years has had, any position, office or material relationship with WWA Group or any of our predecessors or affiliates. The tables have been prepared based upon information furnished to WWA Group by or on behalf of the selling security holders

Selling security holders may decide to sell all, some, or none (or exercise and sell all, some or none) of the securities listed below. WWA Group cannot provide any estimate of the number of securities that any of the selling security holders will hold in the future. The securities (including those shares to be issued upon exercise of the warrants) beneficially owned by each of the selling security holders are being registered to permit public secondary trading, and the selling security holders may offer these shares for resale from time to time. See *Plan of Distribution*.

For purposes of the following tables, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares. As explained below under *Plan of Distribution*, WWA Group has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus. The following table's warrant exercise price is $1.00. None of the security holders in the following table is a broker-dealer, except as noted.

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering in Excess of 1 %
B & J Realty (William Rodman)	None	40,000	20,000	40,000	20,000	-
BDG Inc. (David Gonzalez)	None	40,000	20,000	40,000	20,000	-
Beardsley, Nathan L.	None	15,385	7,693	15,385	7,693	-
Blair, Bob	None	6,308	3,154	6,308	3,154	-
Brock, Graham	None	21,008	10,504	21,008	10,504	-
Carradice, Roger William	None	6,616	3,308	6,616	3,308	-
Casoli, Michael A.	None	13,077	6,539	13,077	6,539	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering in Excess of 1 %
Chicago Investment Group, LLC. (Richard Lynch) [1]	None	57,192	-	57,192	-	-
Comorre, Donald	None	15,000	7,500	15,000	7,500	-
Cox, Stephen Geoffrey	None	28,008	14,004	28,008	14,004	-
Dawson, Edward Owen	None	29,231	14,616	29,231	14,616	-
Dean, George	None	14,962	7,481	14,962	7,481	-
Donaghey, Greg	None	8,462	4,231	8,462	4,231	-
Douglas, Paul	None	9,385	4,693	9,385	4,693	-
Doyle, Jacqueline	None	6,308	3,154	6,308	3,154	-
Evans, Peter	None	19,902	9,951	19,902	9,951	-
Fagen, Paul	None	9,693	4,847	9,693	4,847	-
Falcon Electrical Ltd. (Owen Palmer) [2]	None	30,000	15,000	30,000	15,000	-
Farrell, Mark E.	None	40,046	20,023	40,046	20,023	-
Faulkner, Peter	None	38,462	19,231	38,462	19,231	-
Flynn, Eamon	None	16,008	8,004	16,008	8,004	-
Gagnon, George	None	58,116	29,058	58,116	29,058	-
Glen, John Alexander Grant	None	33,016	16,508	33,016	16,508	-
Grimley, Liam	None	23,077	11,539	23,077	11,539	-
Hall, Jeremy D. G.	None	9,154	4,577	9,154	4,577	-
Hickey, Patrick	None	7,662	3,831	7,662	3,831	-
Highland Investments (Don J. Wright) [3]	None	6,154	3,077	6,154	3,077	-
Hudson, Dave	None	23,077	11,539	23,077	11,539	-
Hunter, Michael Robert	None	54,970	27,485	54,970	27,485	-
JD Kitchens & Bedrooms (John Doyle)	None	53,847	26,924	53,847	26,924	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering in Excess of 1 %
Jones, Alexander	None	30,770	15,385	30,770	15,385	-
Kurdi, Ahmed	None	9,962	4,981	9,962	4,981	-
MacDonald, John	None	16,000	8,000	16,000	8,000	-
March, Graham A.	None	20,000	10,000	20,000	10,000	-
McCelland, Rufus	None	13,385	6,693	13,385	6,693	-
Naughton, David	None	10,085	5,043	10,085	5,043	-
Oetting, Klaus	None	13,847	6,924	13,847	6,924	-
Palmer, Owen[1]	None	9,231	4,616	9,231	4,616	-
Pearce, Leslie G. T.	None	22,970	11,485	22,970	11,485	-
Perks, David	None	30,731	15,366	30,731	15,366	-
Phillips, Michael J.	None	127,693	63,847	127,693	63,847	-
Piggott, Pearce	None	9,924	4,962	9,924	4,962	-
Rosenberry, Ward	None	10,462	5,231	10,462	5,231	-
Steger, Ron	None	21,539	10,770	21,539	10,770	-
Trayror, Vincent & Declan Kelly	None	15,385	7,693	15,385	7,693	-
Vogt, Stephan	None	15,077	7,539	15,077	7,539	-
White, Peter	None	40,008	20,004	40,008	20,004	-
Wogan, Patrick	None	21,154	10,577	21,154	10,577	-
Wright, Don J.[2]	None	8,000	4,000	8,000	4,000	-
Wyllie, James A.	None	15,385	7,693	15,385	7,693	-
Young, Thomas	None	15,385	7,693	15,385	7,693	-

[1] Chicago Investment Group, a broker-dealer, obtained their shares as part of the commission paid in connection with the Regulation D and Regulation S private placements of common shares and warrants concluded as of September 28, 2007.

[2] Owen Palmer and Falcon Electrical Ltd. are both selling security holders in this prospectus Owen Palmer has the voting control over Falcon Electrical Ltd.'s securities.

[3] Don J. Wright and Highland Investments are both selling security holders in this prospectus. Don J. Wright has the voting control over Highland Investments' securities.

PLAN OF DISTRIBUTION

WWA Group is registering a total of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders will act independently of WWA Group in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions or on the over-the-counter market at prevailing market prices or privately negotiated prices. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

- a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
- an exchange distribution in accordance with the rules of such exchange,
- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- privately negotiated transactions.

WWA Group will file post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution or any facts or events, which individually or together represent a fundamental change in the information contained in this registration statement. Further, WWA Group's responsibilities will include the obligation to file a post-effective amendment to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer. Post-effective amendment will disclose:

- the name of each such selling shareholder and the participating broker-dealer,
- the number of shares involved,
- the price at which such shares will be sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable,
- that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
- additional facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of WWA Group's common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver WWA Group's common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of WWA Group's common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of WWA Group's common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock.

Selling security holders, broker-dealers and agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of WWA Group's common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

None of the selling security holders have indicated that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

WWA Group's common stock may be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, our common stock cannot be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met. Under the applicable rules and regulations of the Exchange Act, any person engaged in the distribution of WWA Group's common stock may not simultaneously engage in market making activities with respect to WWA Group's shares for a period of five business days prior to the commencement of such distribution. Further, each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of WWA Group's common stock by the selling security holders. WWA Group will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of our common stock.

WWA Group will bear all costs, expenses and fees in connection with the registration of our common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

WWA Group is currently not a party to any legal proceedings. However, subsequent to year ended December 31, 2007, the Office of Foreign Asset Control ("OFAC") of the U.S. Treasury Department requested that WWA Group sign a Tolling Agreement intended to toll the time frame permitted under the relevant statute of limitations in which the OFAC might continue its investigation into our operations for approximately one year from the date of signature. WWA Group complied with the OFAC's request. Nevertheless, we are unaware of any allegations of wrongdoing asserted or contemplated by the OFAC.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of WWA Group:

Name	Age	Position(s) and Office(s)
Eric Montandon	43	chief executive officer and director
Digamber Naswa	49	chief financial officer and director
Yogesh Saxena	51	director
Keith Lupton	62	director
Chris Bettinson	50	director

Mr. Montandon was appointed as a director of WWA Group in August of 2003. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Montandon graduated from Arizona State University in 1988 with a Bachelor's Degree in Business Finance. After graduation he worked for Winius-Montandon, Inc. as a commercial real estate consultant and appraiser in Phoenix, Arizona from 1988 until 1992. He was subsequently involved in forming Momentum Asia, Inc., a design and printing operation in Subic Bay, Philippines in 1994. Mr. Montandon operated this company as its chief executive office until the middle of 2000. Mr. Montandon joined the board of directors in of Asia8, Inc. in February 2000 and was instrumental in Asia8, Inc.'s acquisition and development of World Wide Auctioneers. He has expanded his role in both Asia8, Inc. and WWA Group to include all areas of finance, operations and administration. Over the last five years Mr. Montandon has been an officer and director of two public companies: Asia8, Inc. a holding company with a significant interest in WWA Group (from February 2000 to present) (chief executive officer, chief financial officer and director), and Net Telecommunications, Inc., formerly a telecommunications service provider (from September 2000 to present) (director).

Digamber Naswa was appointed as an officer and director of WWA Group in August of 2003. He will serve until the next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Naswa is a science graduate from the Kurukshetra University, India. He finished his Chartered Accountancy from the Institute of Chartered Accountants of India in 1984. He spent almost 20 years serving different industries in India and the United Arab Emirates in his various capacities as accounts officer, finance manager, deputy general manager and financial controller. Over the past five years Mr. Naswa worked as the financial controller of World Wide Auctioneers, Ltd. (2002 to present), before that as the financial controller of Trust Garment Factory, Ltd., (2000-2002), and before that as deputy general manager with Xpro India, Ltd. (A division of Cimmico Birla) (1996-2000). Over the last five years Mr. Naswa has not been an officer or director of any other public company.

Yogesh Saxena was appointed to our board of directors on April 30, 2005 to serve until our next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Saxena graduated with Degree in Commerce from the Rohtak University, India in 1981 and qualified as an Intermediate Chartered Accountant from Institute of Chartered Accountants of India and Institute of Company Secretaries of India. Over the last five years, prior to joining WWA Group in 2004, Mr. Saxena spent three and a half years working as the Finance Controller of the Blitz Readymade Garments Factory Ltd., based in Sharjah, United Arab Emirates and for the last two years as the General Manager of Finance with Ivory Garments Factory LLC, a manufacturing unit based in Jordan that is also in the garment manufacturing business. Over the last five years Mr. Saxena has not been an officer or director of any other public company.

Keith Lupton was appointed to our board of directors on April 30, 2005 to serve until our next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Lupton graduated from the University of Paris in 1967 with a Bachelor's Degree in Art History. Mr. Lupton has extensive experience in equipment trading and auctioneering. He started his career in plant management and equipment sales in 1969 at John Laing Construction based in the United Kingdom. Mr. Lupton joined Tarmac Construction, another British based company in 1976, in the asset utilization and shipping departments. During 1976 Mr. Lupton was transferred to Tarmac's operating unit in the United Arab Emirates. Between 1982 and 1998, he worked with SAS Trading Establishment in Abu Dhabi, as the manager of international sales and rental of used construction equipment. In 1998, Mr. Lupton joined the Al Rafeh Co, in Abu Dhabi, to manage the sale of used equipment. While working with Tarmac, United Arab Emirates, SAS Trading and Al Rafeh Co., Mr. Lupton's experience included the disposition of equipment at auctions all over the Middle East. He joined WWA Group's subsidiary, World Wide Auctioneers Ltd., based in Dubai, United Arab Emirates in 2000 as its first sales employee. Mr. Lupton has since become World Wide Auctioneers Ltd.'s regional sales manager in addition to joining our board of directors and serving as a vice-president of sales. Over the last five years Mr. Lupton has not been an officer or director of any other public company.

Chris Bettinson was appointed to our board of directors on October 18, 2006 to serve until our next annual meeting of our shareholders and his successor is elected and qualified.

Mr. Bettinson graduated from the Cardiff College of Engineering with a degree in mechanical engineering and a degree in engineering studies. He has over 25 years experience working as a mechanical engineer, manager and product distributor throughout Europe, the Middle East and North Africa. Before joining the company as the General Manager of World Wide Auctioneers in Dubai, Mr. Bettinson was employed as the Business Director of African/Middle East Territories for Case International headquartered in Paris, France. He was responsible, in varying capacities, for the operation of that company's construction distributors and dealer network throughout Africa and Middle East from 1994 until 2006. Over the last five years Mr. Bettinson has not been an officer or director of any other public company.

Term of Office

Our directors are appointed for a one (1) year term to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws. Our executive officers are appointed by our Board of Directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our executive officers.

Family Relationships

There are no family relationships between or among the directors or executive officers

Director Independence

Our common stock is listed on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Accordingly, we do not have any independent directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

Our board of directors has established an audit committee comprised of Eric Montandon, Digamber Naswa and Yogesh Saxena. Digamber Naswa serves as our audit committee financial expert. However, the audit committee is yet to adopt a definitive charter though it typically reviews, acts on, and reports to the board of directors with respect to various auditing and accounting matters. The matters typically considered by WWA Group's audit committee include recommendations as to the performance of its independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, WWA Group will be required to adopt a definitive charter for its audit committee.

Code of Ethics

WWA Group has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. WWA Group has incorporated a copy of its Code of Ethics as Exhibit 14 to this Form S-1/A-2. Further, the WWA Group's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting us

Director Compensation

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings nor are they compensated for their service as directors. However, WWA Group does employ each of its non-executive directors in different capacities within the company who render services pertinent to our operation (see the *Summary Compensation Table,* below). WWA Group may adopt a provision for compensating directors for their attendance at meetings of the board of directors in the future.

The following table provides summary information for the year 2007 concerning cash and non-cash compensation paid or accrued by WWA Group to or on behalf of our non-executive directors.

Summary Compensation Table							
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation ($)	All other compensation ($)	Total ($)
Yogesh Saxena	48,000	-	-	-	-	-	48,000
Keith Lupton	55,000	-	-	-	-	-	55,000
Chris Bettinson	100,000	-	-	-	-	-	100,000

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of WWA Group's common stock as of April 25, 2008, with respect to: (i) all directors; (ii) each person known by us to be the beneficial owner of more than five percent of our common stock; and (iii) our directors and executive officers as a group.

Title of Class	Names and Addresses of Directors, Officers and Beneficial Owners	Number of Shares	Percent of Class
Common Stock	Eric Montandon 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	7,600,000*	41.2%
Common Stock	Digamber Naswa 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	60,000	<1%
Common Stock	Yogesh Saxena 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	0	0%
Common Stock	Keith Lupton 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	0	0%
Common Stock	Chris Bettinson 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	0	0%
Common Stock	Asia8, Inc. 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	7,300,000	39.60%
Common Stock	Adderley Davis & Associates P.O. box 8497 SAIF Zone, Sharjah, UAE	931,000	5.10%
Common Stock	All executive officers and directors as a group (5)	7,660,000	41.20%

* Eric Montandon holds 300,000 shares of WWA Group common stock in his own name through Adderley Davis & Associates Ltd. and is considered the beneficial owner of the 7,300,000 shares held by Asia8, Inc., a publicly reporting company, since he acts a director and the chief executive officer of Asia8, Inc.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of WWA Group's capital stock. This summary is subject to and qualified by our articles of incorporation and bylaws.

Common Stock

As of April 25, 2008, there were 917 shareholders of record holding a total of 18,431,922 shares of fully paid and non-assessable common stock of the 50,000,000 shares of common stock, par value $0.001, authorized. The board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

WWA Group has not authorized shares of preferred stock.

Warrants

As of April 25, 2007, WWA Group has issued 576,973 common share purchase warrants exercisable at $1.00 per share at any time until September 28, 2009.

Stock Options

As of April 25, 2007, WWA Group had no outstanding stock options to purchase shares of our common stock.

Transfer Agent and Registrar

WWA Group's transfer agent and registrar is Interwest Transfer Company, 1981 E. Murray-Holladay Road, Holladay, Utah, 84117–5164. Interwest's phone number is (801) 272-9294.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this prospectus was hired on a contingent basis or will receive a direct or indirect interest in WWA Group.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for WWA Group by Gerald Einhorn, Esq.

Auditors

The financial statements for the periods ended December 31, 2007 and 2006 included in this registration statement have been audited by Moore & Associates, Chartered, LLC and Williams & Webster, P.S, respectively, to the extent and for the periods set forth in their reports, in reliance on the authority of Moore & Associates, Chartered, LLC and Williams & Webster, P.S as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

DESCRIPTION OF BUSINESS

Corporate Information

WWA Group was incorporated in Nevada on November 26, 1996, as "Conceptual Technologies, Inc." On April 9, 1998 the company's name changed to "NovaMed, Inc." to reflect the acquisition of a medical device manufacturer and retailer. The medical device business was abandoned in October of 2000. On August 8, 2003, the company acquired World Wide Auctioneers, Ltd. ("World Wide Auctioneers") a British Virgin Island registered company. We subsequently changed our name to "WWA Group, Inc." to reflect the acquisition and business focus.

Since the owners of World Wide Auctioneers obtained the majority of the outstanding shares of WWA Group through the acquisition, the acquisition is accounted for as a reverse merger or recapitalization of WWA Group. As such, World Wide Auctioneers is considered the acquirer for accounting purposes.

Our United States business office is located at 2465 West 12th Street, Suite 2, Tempe, Arizona, 85281, and our telephone number is (480) 505-0070. Our registered statutory office is located at the Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada, 89511. We maintain our principal place of business in the Jebel Ali Free Zone, Dubai, United Arab Emirates. WWA Group currently trades on the Over the Counter Bulletin Board under the symbol "WWAG".

The Company

Auctioneering Operations

WWA Group trades and auctions transportation and industrial equipment from its primary location in Dubai, United Arab Emirates in addition to various other locations worldwide. Our subsidiary World Wide Auctioneers has held 35 large un-reserved equipment auctions and 23 video and internet auctions from Dubai and Doha, Qatar between March of 2001 and December 31, 2007. Gross auction sales from the primary locations have reached over $600 million during this period, in addition to over $200 million in gross auction sales realized from other auction locations where WWA Group operates in joint ventures or franchise relationships. Equipment auctioned in Dubai and Doha included more than 35,000 items from 4,000 consignors that were sold to over 6,000 bidders.

WWA Group's primary auctioned items include mobile and stationary earthmoving and construction equipment such as crawler tractors, excavators, wheel loaders, cranes, trucks and trailers, generators, compressors, agricultural tractors, and forklifts. Much of the equipment can be used in multiple industries and in diverse geographic locations. We also sell light vehicles and other related items such as boats and motorcycles. We generate commission and service income from these auctions that comprise a large portion of our total gross operating revenue.

Recent Auctions

The table below lists the major Dubai auctions in the year ended December 31, 2007.

Auction Date	Gross Sales (in millions)
February 5 - 7	$18.9
April 10 - 12	$20.6
June 11 -13	$24.6
September 8 – 10	$28.6
October 29 – 30	$22.6
December 10 – 12	$17.4

In 2007 we auctioned over $135 million worth of equipment in major auctions at our primary Dubai location. The auctions in 2007 attracted 1,300 successful bidders, a record high. Total lots sold in 2007, over 8,000 items, was also a record high.

We also held 4 video auctions in the year ended December 31, 2007 at which approximately $2.5 million worth of equipment was auctioned. Our commission and service income from these smaller auctions is generally less, as a percentage of gross auction sales, as compared to the major physical auctions listed above.

Revenues

When we refer to "gross auction sales" we mean the total gross proceeds to the seller from final bid prices paid on all equipment and other items sold at any WWA Group auction, or the total proceeds from prices paid for any items at our competitors' auctions. Gross auction sales are not presented in our consolidated financial statements. Gross revenue as a percentage of gross auction sales is a measure of WWA Group's operating performance and we believe that gross auction sales provide the most meaningful comparative measure of its relative operating performance between periods, and our sales activity relative to the overall market.

Revenues from commissions and services earned in WWA Group's capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. Revenues from commissions and services also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment; incidental interest income; and buyers' commission applicable on certain sales of items. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible. Revenues from commissions and services may be compared to gross auction sales as a measure of relative operating performance between periods. On occasion, WWA Group guarantees a certain net level of proceeds to a consignor. Revenue on guaranteed consignments comes from a percentage of the proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, we can incur a net loss on the sale. Our exposure from these guarantee contracts can vary over each guarantee contract. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. WWA Group guaranteed no net proceeds to any consignors in 2007.

WWA Group is focused on selling for the consignor rather than competing with owners and bidders. However, we do purchase and sell equipment at our auctions or in private sales. Sales of equipment owned by us accounted for approximately $11.3 million sold in our auctions, or less than 8.4% of the total gross auction sales in 2007. Another $6.2 million worth of equipment owned by us was sold in private sales in 2007. Approximately 50% of the inventory we purchased for resale comes from regular customers at our own auctions, while the remaining 50% is from various direct sellers worldwide. Inventory purchased from regular consigners is acquired during auctions, and prior to auctions, in the form of guaranteed prices or cash purchases. Revenue from such sales is defined as gross proceeds. All costs of goods sold are accounted for under direct costs.

Auction Particulars

All of WWA Group's auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results.

Our unreserved auctions are focused primarily on the sale of consigned equipment. Virtually all other equipment auction companies trade heavily for their own accounts in their own auctions, meaning they auction a significant amount of equipment that they own. When an auction company becomes overly involved in buying and selling in its own auctions it can diminish the prospective returns available to consignors and bidders. We have sold equipment for our own account in 2007 and 2006, but the total amount sold was less than 10% of total gross auction sales in these periods.

Of the approximately 1,300 items of equipment sold at each of our auctions in 2007, an average of approximately 800 units were from U.A.E.-based consignors and 500 units from consignors outside of the U.A.E. The equipment for auction is consigned by an average of nearly 140 individual consignors per auction, as follows:

Source of Auctioned Equipment		
Auction Date	*Number of consignors*	*Number of countries*
February 5 - 7	104	20
April 10 - 12	163	23
June 11 -13	158	18
September 8 - 10	140	16
October 29 - 30	99	11
December 10 - 12	140	16

Among our consignors there are 5 - 10 regular participants who supply large amounts of equipment from U.A.E.-based construction and trading companies. The remaining consignors are typically from the Persian Gulf region (which consignors tend to sell equipment sourced from the region) but are located throughout the world. Singapore is the most heavily represented non-Persian Gulf country at our auctions, from which we have 10 - 15 regular consignors who source used equipment from Japan.

On-line Auctions

Live on-line bidding is a significant component of WWA Group's ability to involve bidders in locations remote from any given physical auction site in participating in the auction process. We conduct live on-line bidding using our own proprietary interactive software system, marketed as "WWA BidLive," designed to enhance the best features of existing auction technology. We have experienced a steady user base of WWA BidLive at our Dubai auctions, despite a low internet penetration rate amongst equipment dealers in the Gulf region that comprise a large percentage of our buyers. The on-line approach to auctioning equipment has also opened up many more opportunities for us to sell equipment between our physical auctions in on line only auctions. WWA Group has a proven seller and buyer base that continues to support our on-line only auctions. During 2006 we auctioned over $3,000,000 worth of equipment in four on-line auctions. During 2007 we held no on-line auctions from Dubai, due to a heavy schedule of 6 physical auctions during the year. Nonetheless, we do expect our on-line auction system to capture an increasing percentage of sales in the future and to provide a consistent revenue stream for us.

Auctions Outside the Gulf Region

WWA Group manages industrial auctions in Perth, Western Australia, as a joint venture partner, for WWA Australia Pty. Ltd., a privately owned company. We manage the Australian auctions in addition to licensing our name, customer database, auction system software and hardware. Pursuant to our management agreement with WWA Australia Pty. Ltd., we are reimbursed for all hard costs incurred while assisting with its auctions, and are entitled to fees based on gross auction sales at each auction. WWA Group also has a right of first refusal to acquire WWA Australia Pty. Ltd. but has no commitment or financial obligation to WWA Australia Pty. Ltd.

In 2006 we participated in auctions in Indonesia in cooperation with International Auction Multi-Machine ("IAM"), a separately owned and managed Indonesian-registered auction company, in which we held a minority (19%) shareholding which was sold in September 2006.

WWA Group is considering other opportunities with foreign auction companies and we intend to establish additional permanent sites of our own. We expect that our existing Australian management agreement will mature, and that new managed and permanent auction sites will come into operation over the next 24 months as WWA Group seeks to expand the world wide reach of our auction business. However, there can be no assurance that future partners will be successful or that we will receive any fees from such relationships.

Other Operations

WWA Group is expanding operations through acquisition, including involvement in the shipping and quarry businesses.

Shipping

WWA Group owns and charters a shipping vessel through its subsidiary, Crown Diamond Holdings, Ltd ("Crown"). On June 30, 2006, World Wide Auctioneers purchased Crown for $3,250,000, acquiring a shipping vessel known as the M/V Iron Butterfly. The vessel is a 100 meter long 3,500 dead-weight-ton roll on / roll off ship with heavy lift cranes and a shallow draft, making it an ideal vessel for shipping heavy construction equipment in the Gulf. The vessel is chartered through the end of 2009 to a freight forwarding company, which handles shipping for us and our customers. The vessel charter generates gross revenue of approximately $1,800,000 per annum to WWA Group that is scheduled to increase to approximately $2,000,000 for 2008 due to a recent increase in the charter rate.

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M/V Iron Butterfly sails on the Dubai / Karachi / Mumbai route. The route is heavily used by our customers and is located along generally calm waters, thereby reducing maintenance requirements and extending the effective life of the vessel.

Rock Quarry

We own a 35% interest in an un-consolidated subsidiary, Marena Industries Ltd. ("Marena"), which through its own wholly owned subsidiary, Power Track Projects, FZE ("Power Track"), a Fujeirah Free Zone company, operates a limestone quarry in the United Arab Emirates. On December 31, 2006, World Wide Auctioneers acquired its interest in Power Track, which interest was subsequently conveyed to Marena in a stock for stock transfer.

Power Track is a licensed equipment and project management company that is currently engaged by the government of Ras Al Khaimah, United Arab Emirates, to move over twenty five (25) million tons of limestone through 2010. The removed limestone is marketed by Power Track as processed aggregate, quarry run, and armor stone. The process of removing the limestone is completed by earthmoving and support equipment that work with three (3) crushing machines capable of producing over ten thousand (10,000) tons of crushed aggregate per day. Power Track intends to expand operations to include washed sand and concrete batching in the near future.

Competition

Equipment Auctions and Trading

The international, used, industrial equipment market is fragmented and very competitive. WWA Group competes for potential purchasers of industrial equipment with equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies outside of Dubai, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales. Many of these competitive businesses are significantly larger than WWA Group with substantially greater resources and operating histories.

Within the Gulf Region, the used, industrial equipment auction market has only two significant participants, WWA Group and Ritchie Brothers Auctioneers, Inc. ("RBA"). RBA is a Canadian based company reporting over $2.7 billion in gross auction sales from 177 auctions in 13 countries. RBA is the world's largest un-reserved equipment auctioneer, and holds a dominant position in certain geographic locations.

WWA Group entered the Dubai market as a direct competitor to RBA in 2001. Our competitive results are as follows:

Gross Auction Sales in Dubai		
Year	WWA Group	RBA
2001	$25,000,000	$45,000,000
2002	$49,000,000	$70,000,000
2003	$89,000,000	$105,000,000
2004	$99,000,000	$79,000,000
2005	$110,000,000*	$60,000,000
2006	$113,000,000*	$60,000,000
2007	$137,500,000*	$78,300,000

*includes on-line sales from our Dubai facility

We have gradually increased our market share in Dubai by offering more attractive pricing and better service than RBA. The gross auction sales data indicates that we held over 64% of market share in 2005 - 2007.

More importantly, the combined gross sales by equipment auctioneers in Dubai grew from $33 million in 2000, prior to WWA Group's entry, to over $210 million in 2007. This suggests that the equipment auction industry has substantial room to grow even with the advent of competition in certain underserved markets.

The entry of the Al Ain Municipality (part of the Emirate of Abu Dhabi – 100 kilometers from WWA Group's Jebel Ali Site) into the equipment auction arena in 2004 is also an indicator of the growth potential of the auction business in a large market. The Al Ain Municipality previously sold excess inventory in private sales, but turned to the auction method after researching WWA Group and RBA processes and virtually copying them. These auctions do not accept consignments so they are not in direct competition with WWA Group. Rather than drawing buyers away from WWA Group auctions, these auctions in Al Ain have resulted in increased awareness of the auction model in the region, and have actually drawn additional equipment buyers to the U.A.E. from the region. The Al Ain Municipality has sold most of its surplus equipment and is planning for only small sales over long intervals after 2007.

There are periodic small government auctions of construction equipment in other areas of the Gulf region, namely Saudi Arabia. There are also regular larger auctions held by Saudi Aramco and other large companies in Saudi Arabia and other countries in the Gulf region. However, these are generally reserved private auctions held by local operators targeting local buyers, and are not considered competitors to WWA Group.

On-Line Auctions

WWA Group competes with other auction companies in other parts of the world for buyers due to Internet access to numerous on-line auctioneers of used equipment, mainly based in the U.S. and Japan. However, we believe there is no substitute for physical auctions when it comes to attracting and retaining buyers, and do not believe there is any significant competition from on-line auction companies or physical auction companies operating outside of our primary market. There are no on-line asset auction companies other than RBA, which offers live on-line bidding at their physical auctions, marketing and focusing their services in the Gulf region.

We are the only auction company offering on-line only auctions in the Gulf region for equipment and industrial items.

Trading

We compete with thousands of new and used equipment traders in the Gulf region, and those that are based outside the Gulf but buy and sell machinery in the region. Competing with these traders requires name branding, financial wherewithal, consistency in dealing, and personnel focused on developing contacts in the local and international markets. We have been successful in buying and selling at our own auctions and in private sales in past years, and we believe we will continue to grow this segment of our revenue.

Competitive Advantages – Auctions and Trading

We believe that we have certain distinctive competitive advantages over all or many of our competitors that have enabled us to attract an increasing number of consignors and bidders to our auctions, and an increasing market share. We base this belief on our realization of significant growth in auction sales and equipment trading in the relatively short term since our inception.

However, we can offer no assurance that we will continue to be successful in competing with existing and emerging equipment auction businesses in the Gulf region. RBA entered the Gulf market in Dubai in 1998, and made a public announcement in 2000 that they expected as much as 10% of their overall net income to be generated by the Middle East market auctions. However, in 2001 – 2006 they did not aggressively grow their market in Dubai, likely due to differences in their corporate practices with those of local traders, confusion when World Wide Auctioneers entered the market, a shift in focus to other international expansion opportunities, and local personnel problems.

We expect RBA to increase their gross auction sales in Dubai in 2008, based on recent sales volumes, new staff, and a new commitment to grow sales. However, it is unlikely that RBA will be able to continue operating from their existing facility in the Jebel Ali Free Zone past 2010. Land is increasingly in short supply relative to the port's capacity, and many locators are being moved as their leases expire. New leases are being signed at rates up to 10 times higher than rents prior to 2000, which will likely cause RBA significant financial and business planning problems.

We believe that the increased competitiveness in the market, combined with our new larger 20-year leased facility and our own expanded 2008 sales plan, will result in further healthy growth in the overall industry and in our own sales.

Key to our competitiveness is in our practice of being the only international equipment auction company that holds unreserved auctions almost entirely for the sale of consigned equipment. Virtually all other equipment auction companies trade heavily for their own accounts in their own auction. When an auction company becomes involved in buying and selling in its own auctions it can diminish the prospective returns available to consignors and bidders. We focus our business on selling for the consignor rather than competing with the bidders. We believe that our growing reputation for conducting auctions only for the participants is a primary competitive advantage.

RBA reports that it "underwrites" (guarantees or purchases) approximately 25% of the equipment sold in its auctions around the world, as opposed to WWA Group's total underwriting at auctions in 2007 of approximately $11,300,000, or less than 8.4% of gross auction sales. We believe RBA underwrites substantially more than 25% of the gross auction sales in Dubai.

We rely upon certain other competitive advantages in our efforts to position ourselves as a leader in the auction business in the Gulf region. These advantages include our ability to offer very competitive buyer and seller commissions due to our smaller infrastructure size and maintaining our corporate headquarters at our primary auction facility.

WWA Group has also introduced new auction technologies to the industry, and management believes that WWA Group is the world's first physical industrial equipment auction company to combine such technologies. These new features include:

- Fully enclosed air-conditioned bidding arena with glass viewing windows during summer season;
- Plasma TV screen presentation of items to be sold, with dual currency live asking price displays;
- Wireless electronic bidding buttons that bidders can use if they prefer to keep their buying strategy discreet from the other attending public bidders, with high bidder number appearing on the plasma TV screen; and
- Video auctions of late arriving imported equipment after each physical auction, and on-line only auctions for equipment arriving between physical auctions.

All of these features are designed and used to make the buyers' auction experiences better, and have been successful in attracting and retaining buyers. Several features we introduced at our Dubai auctions have been subsequently implemented by RBA in Dubai.

Other internal operating technologies, including real-time price clerking, live audio and video recording of the auctions, and auctioneer data screens have added to our operating efficiency and reduced errors. We have a less restrictive policy than our competitors regarding new technology and procedures, and our executive officers play a major role in operations, therefore allowing us to test and implement new ideas very quickly.

Personnel can have a significant impact on the competitive nature of any business. WWA Group employs a dedicated staff of professionals with substantial expertise in marketing, assembling and conducting auctions on an international basis. The commitment of these individuals to excellence in conducting auctions in concert with hands on customer service give WWA Group a competitive advantage over less professional organizations within the auction business.

While focusing on developing our stated competitive advantages, we have moved to a larger permanent site in the Jebel Ali Free Zone, where we will operate in a state-of-the-art auction arena and workshop facility. The small size of our former yard and restrictions on construction of permanent facilities had strained our competitiveness and growth in past years. We also plan to increase the number of locations in the Gulf region at which we conduct auctions. WWA Group has experience in conducting auctions in other countries, and has decided to focus on the booming Gulf region for expansion. We are already the largest construction equipment auction company in the region, and we plan to solidify our position by expansion into other underserved markets using our existing economies of scale in Dubai.

Trading

Many traders we compete with are specialized, work with a few partners as opposed to many, and do not have international the representation that WWA Group has at its disposal. Auction companies are known to be large buyers of equipment packages, and therefore we receive more sellers' proposals ahead of smaller traders. We have a purpose built distribution channel for sales of owned equipment, and we have a known buyer base of thousands of active buyers.

We also have our own shipping vessel to assist buyers and sellers of equipment in private transactions. We also buy equipment primarily for sale in our main market in the Gulf region, as opposed to other auction companies that have numerous sites in other markets to support. We believe these factors result in certain competitive advantages over other traders and other auctions companies that trade for their own account.

Shipping

We compete with many other vessel owners and freight companies that operate ships and book cargo in the Gulf. Heavy sea freight volume to and from India and the Gulf has resulted in new and used vessels being put onto these routes by major players in the industry. The shipping market is very strong in the region and niche vessels such as ours are in great demand.

<u>Competitive Advantages</u>
- The small size of our vessel, combined with high capacity ramp and lifting gear, makes it ideal to serve the smaller underserved ports carrying heavy equipment.
- Our entry into the market was timed correctly, and the investment in our vessel is currently lower than the market price for sister ships.
- Our vessel burns lower priced heavy fuel, as opposed to the light fuel requirements of similar vessels.
- We have numerous buyers and sellers of equipment that do business with us and need sea freight service, providing our charter party with a consistent source of revenue to keep the vessel full on its primary routes.

These factors, along with the respected international classing of the vessel and above average maintenance, combine to give us key advantages over other vessel owners in our market.

Rock Mining

We compete with over 200 quarries selling similar material to a large buyer base in the Gulf. Many are much larger and better financed that our un-consolidated mining subsidiary. There have been few barriers to entry in this business up until 2007, and prices have been kept very competitive by large buyers of material and local political factors.

However, we have key advantages such as:
- Our royalty rate is below the recent market levels of new entries.
- Increasing prices for equipment and compliance with new environmental laws are restrictive to new entries.
- We have fast, below market price access to a revolving base of mobile mining equipment in our own inventory.
- Many of our numerous equipment buying and selling customers are in related businesses such as transport, building and ready mix, providing us with key access to buyers of material.

Markets

Equipment Auctioneering and Trading

WWA Group operates in the auction segment of the global industrial equipment marketplace, selling virtually all types of earthmoving, construction, transport and marine equipment through unreserved public auctions. WWA Group is also diversifying into materials supply, with investment in the U.A.E. quarrying industry, and shipping. We intend to position WWA Group as a diversified supplier to the booming GCC construction industry.

We chose to enter into the auction segment of the industry for several reasons, including:
- the sheer size and fragmented nature of the industry,
- the relatively small penetration of the auction model in the industry outside of North America
- the attractiveness of the auction method,
- the resilience of the auction model in both upward and downward trending economic cycles,
- the projected growth in construction spending in the Middle East and several other regions outside of North America, and
- the dominance of the segment in certain regional markets by one company and the resulting stagnant segment growth in those markets.

Market Size and Growth

The strength of the global equipment markets continues to exceed expectations. While the U.S. market showed relatively stagnant demand for new equipment, the global market in which WWA Group primarily operates compensated with a major surge. The U.S. Association of Equipment Manufacturers reports that 2007 exports of heavy equipment reached $17.2 billion, an increase of over 26% above the 2006 figure. Exports to Africa rose 67%, while exports to Asia grew 57%, shipments to Europe grew 50%, and Latin American purchases grew 20%.

AEM Senior Vice President Al Cevero stated:

> *This positive export data underscores the importance of global trade to American manufacturers as they face a slowdown in U.S. business, as well as the continued need for free and fair trade across borders. The worldwide demand for infrastructure building has helped the construction equipment industry remain strong… Countries around the world are committing to infrastructure projects that increase their capability to compete in the global marketplace. The United States also needs to step up infrastructure investment or risk being left behind, especially by emerging markets.*

AEM's report is supported by results from equipment giant Caterpillar, which reported that U.S. sales fell 11%, but that the drop was offset by a 24% increase in Latin America and a 31% spike in the Asia/Pacific region. Sales overall were up 9%.

The Freedonia Group, a Cleveland-based industrial market research firm, projects that worldwide demand for heavy construction equipment will rise by an average of 5.4% annually through 2009.

Demand for second-hand equipment remains strong both within the U.S. and globally. In the U.S., reduced demand from the residential construction market has been matched by increased demand from the mining and energy industries, driven by a global commodities boom. The resulting movement of equipment assets has created an extremely active market for second hand heavy equipment. On a global scale, second hand equipment is in high demand as rapidly increasing prices for steel and other raw materials, drives the price of new machinery up, making the second hand alternative more attractive. Global auction firm Ritchie Brothers Auctioneers (NYSE: RBA) is one of the world's largest traders of second hand equipment, and RBA results are a reasonable indicator of global demand for second hand equipment. RBA gross auction sales increased 17% in 2007, indicating that demand for second hand equipment remains robust. Within the U.S., auction sales of second hand equipment have traditionally been insulated from the impact of economic downturns. Equipment users may buy less new equipment during periods of slack growth, but trading of second hand equipment remains very active. RBA's U.S. auction volume has remained strong despite the slump in new equipment buying, and the U.S. market remains a very attractive target for industrial auctions.

Penetration of Auction Segment

Despite the huge size and sustainable growth of the used equipment market, only a fraction of that equipment is sold through auctions, the majority being sold directly by the owner or through dealers and brokers. RBA is by far the largest equipment auction company in the world. RBA's gross auction sales for the year ended December 31, 2008 reached $3.18 billion. RBA claims to sell more at auction than their 25 largest competitors combined. In North America, RBA and others estimate that 20% of all used equipment changing hands is traded at auction. Analysis of data available suggests that of the $80 to $100 billion of equipment changing hands outside of North America each year only about 1% is at auction. WWA Group expects this percentage to increase, and eventually to match the 20% penetration rate realized in the more mature U.S. and Canadian markets, leaving a great deal of room for growth. Analyst Bruce Simpson of William Blair & Company stated in 2004 that:

> *The size of the used equipment market and the relatively small penetration of the auction model suggest that the company (RBA) has years of open-ended growth in front of it.*

WWA Group believes this statement applies to the segment as a whole and all participants, especially outside of North America.

Attractiveness of the Auction Method

The auction method is becoming more attractive to sellers due to the Internet and the general globalization of business communications. Buyers have more access to price and availability information, and thus the trading business is becoming more transparent – there are no longer participants that have information advantages over others. This results in more sellers accepting the auction method as the preferred way to realize market value for their inventory in a timely and cost efficient manner than selling it themselves. WWA Group believes that this trend also will contribute to the growth of the auction segment.

The ability of auctioneers to sell a wide range of equipment and related assets, offering a more comprehensive choice to bidders, is attracting more buyers. Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in any particular geographic location. Truly unreserved auctions attract buyers who are willing to travel to an auction or bid on-line on items they believe they can buy for fair prices; an auction house that builds a reputation for fair practices to buyers and delivery of goods as represented builds its return buyer base.

The transparency of the international used equipment market at auctions, due to the publicly attended nature of auctions and the quality of the information available to any location through the Internet, is attracting more buyers to auctions as they become more familiar with market prices.

New auction technologies, several of which have been introduced by WWA Group in its market, result in a more comfortable auction experience for buyers.

All of the above factors are attracting more buyers to auctions, and better quality end-user buyers. A proven record of large attendance of buyers at an auction house attracts larger consignments. Consignors are then able to generate bulk cash proceeds from the sale of their equipment quickly and efficiently at auction, at premium net proceeds.

WWA Group expects to grow its auction business based not only on the fact that the size of the industrial equipment market continues to grow, but also on management's belief that the popularity of buying and selling equipment through the auction process will increase.

Resilience of the Auction Model

The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that might prompt owners to sell equipment also creates an environment in which equipment buyers opt for high quality used equipment rather than more expensive new equipment. Auctioneers can therefore take advantage of economic downturns as well as upturns, whereas private dealers' revenue and profit margins tend to be negatively influenced by regional market downturns. WWA Group's potential business volume and ability to grow are not directly influenced by economic cycles.

In recent years, we have been operating at a profit in a very active, high demand growth environment where it has been difficult to locate good quality equipment to auction. However, this environment also generates fleet re-alignments, mergers and acquisitions, lease returns, project completions, and even financial pressure from over-commitments. All of these conditions favor the auction model.

In a period of economic uncertainty, other factors would result in an increase in supply of used equipment for sale at auction. Auctions are well known for their cash transactions, as opposed to private dealers that often rely on buyer financing for many of their sales transactions. Availability of buyer financing can be uncertain in cyclical developing markets. Further, industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in any particular geographic location.

The Gulf Region Market

Oil and Gas

The U.S. Energy Information Agency, using OPEC data, reports that oil export receipts for the U.A.E., Qatar, Kuwait, and Saudi Arabia reached $300 billion in 2006 and grew to $323 billion in 2007. Natural gas represented an additional revenue source, with leading producer Qatar generating over $12 billion in gas export revenues in 2007; Saudi Arabia and the U.A.E. also reported substantial natural gas revenues. The continuing environment of high oil prices has driven rapid economic growth. Nations of the Gulf Cooperation Council (GCC) have seen a cumulative expansion in nominal GDP of 74% over the last three years. For the GCC as a whole, GDP per capita has risen over the last three years to over $17,000 from below $11,000. This trend is expected to continue, with non-oil GDP showing marked expansion as large sums invested in construction, tourism, trade, infrastructure, and industry begin generating returns. The U.A.E.'s non-oil nominal GDP growth has been averaging16 per cent for the period 2002-2006 and is expected to go up to 21 per cent in 2008. Total nominal GDP is expected to increase by 16 per cent from $188 billion to $218 billion, driven primarily by growth in sectors like manufacturing, construction, financial services and tourism. Analysts with the Kuwait Financial Center report that the GCC as a whole is expected to witness an expansion of 14 per cent in 2008, compared to 11 per cent in 2007. The aggregate fiscal surplus of the GCC region is expected to reach $162 billion in 2008, the highest ever in the history of the GCC region. The aggregate GCC current account surplus is expected to grow at a rate of 16 per cent to reach $212 billion, the highest ever in GCC.

Oil producing nations in the Gulf region saw an unexpected windfall in 2007. Income projections for the year were based on relatively conservative projections. Qatar, for example, based its 2007 budget on an assumed average oil price of $40/barrel. The actual average price for the year reached $72, generating billions of dollars in unanticipated revenue: Qatar had a budget surplus of $2 billion for the year. Budget projections are based on an anticipated 2008 average oil price of $55, and with oil prices for the first quarter of 2008 averaging over $90/barrel, regional budget surpluses seem set to remain very high, providing ample resources for the completion of current development projects and the initiation of new efforts.

The prevailing environment of high energy prices is expected to continue for a number of years. Oil price booms in the past have been driven primarily by political instability in the Middle East. While this is a factor in today's boom, it is by no means the only factor. Surging energy demand from China and India has become a significant influence on energy markets, and even with OPEC production at full capacity, the supply/demand equation still favors sustained high prices. The large ongoing investments in new production will eventually raise current supply ceilings, but demand is increasing as fast or faster than supply, and virtually all forecasts suggest that high oil prices – and correspondingly high income for the OPEC nations in general and the GCC in particular — will break out of the boom/bust cycle and move to an extended period at the high end of historical price ranges. Brad Bourland, economist with the Saudi American Bank, has predicted that even at a very conservative average oil price of $50/ barrel, GCC oil revenues over the next 20 years will reach $24 trillion.

The beneficiaries of the oil price boom are investing the proceeds in new infrastructure, catching up from a decade of neglect during the oil glut of the 1990s. MEED Projects, the project-tracking venture of the authoritative Middle East Economic Digest, announced on March 31, 2008 that projects now being tracked in the GCC region are valued at over $2 trillion, a 40% increase in one year. Since the threshold for inclusion in the MEED Projects database is $50 million, thousands of smaller but still significant projects are not included in this figure: review of project announcements in regional publications suggest that the total value of these smaller projects totals between 30% and 50% of the value of the large projects tracked by MEED.

This expanding business environment appears set to continue for years. The IMF report cited above comments that "Envisaged spending plans imply continued prudent management of oil revenue in the region as a whole", and adds that "The increased spending can be financed easily, even if oil prices were to decline significantly… Middle Eastern and Central Asian oil-exporting countries, in aggregate terms, will be able to undertake their envisaged spending plans and still set aside substantial savings for the future." MEED's announcement of the $2 trillion figure includes the comment that of the total projects tracked by the index, however, only 25% are currently under construction at March 2008, which implies a further three to five years of "intensive construction activity to come," at a minimum.

GCC nations are rapidly diversifying their economies with large domestic investments in non-oil industries: Dubai's non-oil foreign trade reached $185 billion in 2007 compared to $139 billion in 2006 a 33 per cent increase. The regions oil producers are also investing heavily in foreign assets; a December 2007 report by RGE Monitor comments that:

> *By the end of 2007, GCC Sovereign Wealth Funds (SWFs) will manage over $1 trillion. GCC central banks – counting the non-reserve foreign assets of the Saudi Arabian Monetary Agency (SAMA) -- will manage another $460 billion. Their combined portfolio will thus approach China's $1.7-1.8 trillion portfolio in size… total Gulf investment abroad would far exceed $2 trillion.*

The combination of increasing oil income, prudent management of that income, domestic diversification and extensive investment in productive foreign assets indicates that the Gulf economies will have the means to complete and expand their spending plans, and that the regional equipment market will remain in an expansionary mode for years to come. Many of the major construction projects referred to below are in the earliest phases of development, and many are phased projects that will be generating demand for materials and equipment for many years to come.

Dubai

The Emirate of Dubai has led the U.A.E. construction boom for years. Dubai has minimal oil reserves, but has successfully diversified its economy and emerged as the regional trade and transport hub, a favored location for corporate headquarters in the region, and as a major center for tourism and real estate investment. Dubai is the region's leading equipment trading center, combining demand from projects within the emirate with extensive purchases of equipment destined for use elsewhere in the U.A.E. or in neighboring countries.

Demand within Dubai is driven by an enormous surge in construction spending, spanning a wide range of investment in tourism, real estate, infrastructure, transport, and industry. A partial list of major projects now under construction in Dubai includes:
- the $8 billion Burj Dubai complex, including the world's tallest building;
- the $4.2 billion Dubai Mall;
- the $4.2 billion expansion of the Dubai International Airport;
- the $1.6 billion Dubai Festival City;
- the $10 billion Dubai Marina;
- the $1.4 billion Jumeirah Islands development;
- the $5 billion Dubailand theme park;
- the $3.4 billion Dubai Mountain City;
- the $2.7 billion Dubai International Chess City;
- the Dubai World Central airport complex, a 6-runway airport and surrounding commercial center, with cost estimates over $32 billion;

- the $10 billion Dubai Waterfront, the most ambitious reclamation effort ever undertaken;
- the $1 billion Dubai Maritime City;
- the $1.8 billion Golf City;
- the $3.8 billion Legends theme park;
- the $27 billion Bawadi Hospitality Project;
- the Dubai Business Bay, with $54 billion in committed investment;
- the Palm Deira, a new 80km/sq city (larger than Manhattan) on a man-made island - dredging and reclamation work is already underway, at a cost of $4.37 billion – the development is expected to include 8,000 villas, hotels, clubs, shopping malls, and other luxury facilities; and
- the $61 billion Arabian Canal complex.

The Emirate of Dubai has committed itself to massive infrastructure development, with Roads and Transport Authority Chairman Mattar Al-Tayer announced on March 31, 2008 that the Authority plans to invest at least 75 billion dirhams ($20 billion) over the next five years on transport infrastructure. Literally thousands of smaller private-sector projects are underway, focused on providing residential, office, commercial, and leisure space for the emirate's population, which is surging at a rate of over 6% per year.

Dubai's building boom remains in its early stages. Several of the largest projects are in the earliest stages and work on the ground has barely begun, and their impact on markets for machinery and construction materials has yet to be felt. The Dubai Waterfront project, the most ambitious reclamation project ever undertaken, is set to begin operations in 2008.

The Arabian Canal, involving the movement of 1 billion cubic meters of earth, may be the largest short term earthmoving projects ever undertaken, requiring a minimum of 2,500 heavy machines. This project will also be initiated in 2008 and will have a major impact on regional equipment demand. The earthmoving and civil works on this project are expected to be awarded to several of the world's largest engineering companies in a consortium. These companies face a major shortage of new and used machinery for the project due to large recent orders of new equipment by Al Jaber and others, and the lack of shipping space and cost issues related to brining in equipment from outside the region. A recent report by Arabianbusiness.com on April 7, 2008, says that Limitless (part of Dubai government owned DP World) is spending around $11 billion to build the canal alone, and another $50 billion on a sprawling 20,000-hectare development that will stretch for 33 kilometres along the inland section of the waterway. A 1,200 meter tall building originally planned to be located on the Waterfront Project, is planned to be the centrepiece of this development. The new tower will be by far the world's tallest, higher than the Burj Dubai Tower in Dubai at 900 meters tall and still being built up as of the date of this report.

Abu Dhabi

The oil-rich emirate of Abu Dhabi has seen its income soar in the last two years, and is investing in a series of projects that rivals those of Dubai. Abu Dhabi Chamber of Commerce and Industry Chairman Salah Salem bin Omair Al Shamsi reported on June 14, 2006 that the Emirate planned to spend $163.4 billion within 5 years, of which $87 billion will go to the construction sector, $32.7 billion will be spent on development and expansion of the tourism sector, $9.5 billion will be devoted to new power and water projects and $21.8 billion will be poured into expanding the oil and gas sector.

A partial list of Abu Dhabi's leading works in progress includes:
- the $6 billion Taweelah aluminum smelter;
- the $2.7 Abu Dhabi Exhibition Complex;
- the $8 billion Najmat Abu Dhabi project;

- the $27.2 billion Saadiyat Island development;
- the $30 billion Al Reem island development;
- the $6.8 billion Shams Abu Dhabi mixed-use development;
- the $2.17 billion Abu Dhabi exhibition complex
- the $6.7 billion Abu Dhabi Airport expansion;
- the $4 billion Fujairah oil refinery;
- the $2.2 billion Taweelah port development;
- the $9.5 billion Emirates Pearl mixed-use development;
- the Al-Raha Beach Development, a $14.5 billion new city for 120,000 people, envisioned as the new gateway to the emirate;
- a $15 billion renewable energy research initiative;
- the $40 billion Yas Island project;
- the $9 billion Danet Abu Dhabi project; and
- the $2 billion Capital Centre.

The Rest of the U.A.E.

The U.A.E.'s smaller Emirates have jumped in with large projects of their own, including:
- Ras al Khaimah's $5.5 billion Sanctuary Gardens, $5 billion Marjan Islands/Al Hamra Village, $3 billion Al Jais Mountain Resort, and $2.7 billion Mina al Arab;
- Um al Quwain's $2.72 billion White Islands and $3.3 billion Um al Quwain Marina; and
- Sharjah's $5 billion Nujoom Islands project.

Qatar

Qatar, another GCC member in close proximity to Dubai, holds the world's 3rd largest natural gas reserves, and currently exports 14 million metric tons per annum (mmta) of natural gas. This figure is expected to rise to 77 mmta by 2010, which would make Qatar the largest natural gas exporter in the world, supplying as much as one third of global gas consumption. Qatar now has the world's third-highest per-capita income, and as gas exports rise, the country is expected to become the world's wealthiest nation.

Qatar has embarked on a massive construction spree, with $57 billion in oil and gas projects and $23 billion in other construction. Qatar has budgeted $15 billion for tourism and hotel projects, $1.6 billion for water and electricity projects and $7 billion for the modernization of Qatar's infrastructure. A partial listing of projects now underway includes:
- a $3 billion aluminum smelter, a joint venture between Qatar Petroleum (QP) and Norsk Hydro of Norway;
- the $4 billion Qatargas II project;
- a $6 billion gas-to-liquids plant being built by Royal Dutch Shell;
- the $8.16 billion Lusail residential/commercial real estate project;
- a $4.77 billion causeway linking Qatar and Bahrain;
- the $5.5 billion new Doha international airport;
- the $2.5 billion Pearl of the Gulf man-made island project;
- the $14.5 billion Ras Laffan port and Gas processing facility;
- the $7 billion Dolphin natural gas development project;
- a $20 billion downstream petrochemical development;
- a $3.9 billion power and desalination project; and
- the $5 billion Al Khor tourism project.

Saudi Arabia

Leading oil producer Saudi Arabia, with $194 billion in oil revenues in 2006, is another leading construction market. Spending allocated for new development projects nearly doubled in 2007, with emphasis on programs for educational facilities, hospitals, and the ambitious new economic cities, notably the $26.6 billion King Abdullah Economic City, a state-of-the art residential and industrial complex. $26 billion has been allocated for education and manpower development including building 2,000 new schools and universities for Tabuk, Najran, Al Baha, and Riyadh. Nearly 400 primary health care centers and 13 new hospitals are planned in addition to more than 60 other hospitals in various stages of development. These are aimed to provide almost 10,000 new beds for the health service. 8,000 kilometers of new highway are planned in addition to 16,000 kilometers already under construction, along with projects aimed at doubling desalination capacity and increasing electrical generation and distribution. Some 600,000 new homes are to be built in the next four years with many more planned.

Kuwait

Kuwait's handling of its oil revenues has been relatively conservative to date, but a number of major projects were announced in 2007, including:
- the $77 billion City of Silk project;
- a new rail system costing $11 billion; and
- a $2.1 billion international airport expansion.

Kuwait is expected to be a rapidly growing focus of demand for equipment and construction materials.

Positioning and Expansion

The enormous volume of ongoing construction and infrastructure projects in the Gulf region has led to huge demand for industrial equipment. In early 2008 the Abu Dhabi-based Al Jaber group placed a single order for 720 Caterpillar machines valued at approximately $220 million, one of the largest single equipment orders in history. The huge volume of projects and the imminent completion of many first wave projects have generated large and growing demand for equipment trading services: contractors and managers of completed projects need to dispose of surplus equipment, which is in extremely high demand.

Our early decision to focus on Dubai and the Middle East, made before the current boom began, has left us in an ideal position to benefit from this sustained acceleration in regional business. In 2004 we outsold global auction giant Ritchie Brothers Auctioneers for the first time to become the leading player in the regional industrial auction market, a lead that has continued through 2007. We intend to continue research into opening new auction sites in the region in the next 18 months. Other auction sites have the potential to yield auction turnovers, revenues, and earnings equal to those we are now gaining from our Dubai auctions.

We also intend to continue to apply our huge database and intimate knowledge of regional buyers, sellers, users, traders, prices, sources, trends and industry needs to our entry into other businesses in the region. The provision of needed supplies and services, including machinery and equipment, shipping, materials, labor, and expertise to the main contractors who control the most important projects in the GCC region – is among the fastest-growing businesses in this booming region.

With an established base, a leading market position, and an extensive network of regional industry contacts, WWA Group management believes that our prospects for rapid growth in the used, industrial equipment market over the next two years are excellent.

The Australian Market

Australia is a major beneficiary of the current global commodities boom. Australia is the world's leading exporter of coal, bauxite and iron ore and the fifth leading exporter of liquefied natural gas. Prices for all of these commodities remain at sustained historic highs, giving companies both the incentive and the cash to rapidly expand production and improve infrastructure. The OECD's Economic Survey of Australia reports that:

> *Currently, one of the main driving forces of economic activity is the global boom in mining commodities in which Australia is a major exporter. The terms of trade are currently around a 32-year high and business investment, especially in mining and associated infrastructure, is growing at double digit rates.*

Australia has also shown one of the highest economic growth rates in the industrialized world in recent years, leading government to make substantial investments in infrastructure development, particularly in highways and railways, and generating substantial increases in private sector construction spending.

As in the Middle East, WWA Group's decision to move into the market before the current expansion in the heavy equipment market has left us in an excellent competitive position. WWA Group is well positioned to benefit from the sustained high-demand position of the Australian heavy equipment market.

The Shipping Market

The cargo shipping business has been on a rapid growth trend since 2002, driven by a dramatic upswing in world trade (80% of world trade moves by sea), the general global environment of economic growth, and the emergence of India and China as major importers of raw materials and exporters of finished goods. This rapid surge in demand caught many shippers unprepared: a relatively small number of new vessels had been completed during the previous decade, and the combination of low shipping rates and extremely high prices for scrap metal that prevailed from 1999 to 2002 led to a trend of scrapping usable ships purely for their metal content. The resulting general shortage of shipping capacity pushed cargo rates up for 5 consecutive years.

Shipping analysts now project that the rapid introduction of new shipping capacity will lead to an overall 5% decline in cargo rates. Shippers responded to the accelerating environment of capacity shortage that prevailed from 2002 through 2006 by placing an unprecedented number of orders for new vessels. Shipbuilding is time consuming and expensive, and it was only in 2007 that the impact of this construction surge was felt.

While the introduction of new capacity will depress average rates worldwide, the impact will vary widely among market niches. Virtually all of the new capacity being introduced consists of huge tankers and container ships ordered by major shipping lines and destined for use on major transatlantic and transpacific routes, which are expected to show significant surplus capacity and declining rates. Since these routes account for a large percentage of global shipping activity, they have a disproportionate impact on average rates. However, in other markets, particularly the extremely busy intra-regional routes in Southeast Asia and the Indian Ocean/Arabian Gulf markets, capacity remains extremely tight, with very few new vessels suitable for regional trade entering service. The trend of scrapping vessels for metal content had a very strong impact in these markets, as has the difficulty in acquiring and operating older vessels. It is difficult to obtain financing for any vessel that is more than 17 years old, even though a 20 year old vessel that is properly maintained has at least 20 years remaining to generate maximum revenue. New operating and security standards for shipping classes imposed in the last 3 years has also resulted in many small operators falling out of compliance.

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The result has been a dramatic rise in shipping rates in the Gulf Region, the Indian Ocean and the Red Sea from 2002 levels. Rates have generally been stable as of late, but vessels are generally full at very profitable levels. There is no sign of any slowdown in trade in the area, or of any material increase in shipping line capacity expected in the next several years. This market environment has created a strong regional demand for smaller vessels that can handle diverse cargos on underserved routes, which often utilize port facilities that are incapable of handling the extremely large ships now dominating shipyard output. There is a shortage of shipping vessels in this category, particularly car carriers and smaller general cargo vessels with RO / RO and heavy lift capabilities. The Arabian Gulf and Indian Ocean are ideal for this type of small vessel, and freight rates are very strong in this market while larger vessels are focusing more on serving the mainstream routes. The M/V Iron Butterfly is ideally suited to exploit this opportunity, and the existing charter offers WWA Group sustained assured revenue and an important value-added service for customers.

The Rock Market

The huge volume of industrial, infrastructure, reclamation and other construction work currently underway in the Arabian Gulf region has generated huge demand for basic construction materials. Shortages have been frequent, especially of steel and cement, and have required large-scale importation and large investments in local production capacity. As expected during a construction boom, regional demand for quarry products has been extremely high and is expanding fast. Crushed-rock aggregate is a necessary component of concrete and asphalt and a basic material for underlayers and beds for roads, runways, and other projects.

No official projections of demand for aggregate exist, but studies performed by Power Track based on projections of cement demand and asphalt-using projects currently underway indicate that regional demand for aggregate will expand from approximately 203 million tons/year in 2006 to over 324 million tons in 2010. Current supply is inadequate to meet demand, and a doubling of cement production capacity is placing additional strain on the market, with cement producers consuming huge quantities of crushed limestone that would otherwise have been available to concrete producers.

Meeting the demand for this basic construction material will require substantial investment in modern, large-scale, reliable production of high-quality aggregate, along with investment in transportation equipment and infrastructure. Interviews with ground-level industries support this conclusion. Executives at Abu Dhabi Ready-Mix, a major supplier of concrete to that Emirate's major construction projects, report that the large ready mix company is expanding capacity to support a projected 600% increase in demand for its products by the end of 2008. This increase stems in part from the preference shown by major contractors for large suppliers of established reliability, but it also indicates that demand for concrete – and therefore for cement and aggregate – is likely to substantially surpass expectations.

Armor and marine rock in the 1-10,000kg range has traditionally been a by-product of aggregate quarry operations, with rock too large to be fed into crushers set aside for use in the construction of quays, breakwaters, and other marine facing requirements. Little effort has been made to track supply and demand requirements for what has generally been a relatively minor commodity.

Demand from Gulf Region Construction

The pattern of construction within the Gulf States has transformed bulk rock from a by-product to a commodity in extremely high demand. Dubai has set the trend, focusing on huge offshore reclamation and coastal development projects aimed at extending the emirate's limited endowment of high-value waterfront real estate. The same pattern has been replicated elsewhere, most notably in Abu Dhabi, Qatar, and Bahrain, all of which are engaged in reclamation on a massive scale. The largest dredging and reclamation companies in the world, including Belgium's Boskalis (Doha International Airport, Ras Laffan Port, Shaikh Khalifa Bin Salman Causeway) and Dredging International (Al Raha beach, Pearl Qatar) and the Netherlands's Van Oord (Palm Deira, North Bahrain New Town, Dubai Maritime City) and Jan de Nul (Jebel Ali Port Phase 2, Palm Jebel Ali) have moved huge quantities of dredging equipment to the region and are working at full capacity to meet demand for reclamation services. These projects, which involve creating new land masses on the largest scale ever attempted, involve huge quantities of bulk rock. The Palm Jumeirah, the first and smallest of the Palm man-made islands, required 7 million tons of rock armor. The Palm Jebel Ali, the second Palm project, has absorbed millions of tons of rock armor. The World, another Dubai reclamation project, is expected to top 30 million tons of rock, with reclamation continuing until 2008.

The requirements of these projects are dwarfed by those of projects that are in early construction. The Dubai Waterfront, the most extensive reclamation project in history, is expected to involve the movement of 1 billion tons of rock, according to Sultan bin Sulayim, the chairman of Nakheel, the company developing the project. The Palm Deira, the largest of the Palm Islands, will require 70 million tons, Abu Dhabi's Al Raha beach development, which will reclaim 500 hectares of land behind 30km of marine walls, will require tens of millions of tons.

The surge in port development in the region, particularly the New Doha and Ras Laffan ports in Qatar and the Jebel Ali port expansion and Dubai Maritime City/Port Rashid complex in Dubai, are another major source of demand for bulk rock. Ports and other coastal projects require extensive breakwaters and quay walls, which are constructed almost entirely of bulk rock. A typical breakwater project will require over 650,000 tons of rock per kilometer of breakwater. It is no surprise, then, that port developments are major consumers of bulk rock. Qatar's Ras Laffan LNG port is expected to consume 17 million tons of rock. Phase 3 alone of the Jebel Ali Port Expansion is expected to use 2.5 million cubic meters, or roughly 6.75 million tons. Qatar's New Doha Port, which will be built on 500 hectares of entirely reclaimed land off the New Doha International Airport site, will require extensive breakwater construction and tens of millions of tons of rock, as will the major port and industrial zone development at Taweelah, between Abu Dhabi and Dubai.

The network of man-made islands and reclamation projects will be linked by extensive causeways, another major consumer of rock. A 40km causeway linking Bahrain and Qatar was granted final approval in August 2006, and a much longer plan to link the U.A.E. with Qatar, potentially the world's longest bridge, is awaiting final approval pending resolution of territorial issues with Saudi Arabia. These projects will require tens of millions of tons of rock armor.

It is projected that over two billion tons of bulk rock will be required to meet demand by the developers of the numerous islands, waterfront resorts and residential communities, ports, oil and gas terminals, causeways, bridges and other breakwaters over the next 10-15 years. Current demand, at roughly 60 million tons per year, is expected to increase rapidly through 2008, and then spike abruptly from 2008 to 2015, when Dubai Waterfront, Palm Deira, Al Raha, Arabian Canal and other major consumers reach their peak consumption period. During this time, if these projects consume rock at anything like the rate established by smaller versions now under construction, total annual demand could easily exceed 250 million tons/year.

While demand for crushed-rock aggregate, armor rock, and other quarry products has escalated and seems set for a further escalation, production and transport capacity remains fragmented and dominated by small-scale producers with limited reliability and quality control. Due to constraints imposed by geology, quarrying of rock to serve the U.A.E., Qatar, Kuwait, and Bahrain is effectively limited to the Al Hajar al Gharbi Mountain range in the U.A.E. (Emirates of Ras al Kaimah and Fujeirah) and Oman, which supplies the needs of this entire surging construction industry. Because of the high bulk and low value per ton of quarry products, importation from outside the immediate region is not practical. Of these supplies, most are sourced from Ras al Khaimah (RAK), which enjoys substantial location and transport advantages: quarry products enjoy relatively short transport to ports, where barges transport them to their ultimate destinations. Some quarry material produced in the Emirate of Fujeirah is also shipped through RAK ports.

A small number of top and medium-tier producers, notably Stevin Rock and Ras al Khaimah rock, yield around 83 million tons/year of combined aggregate and rock, with normal industry ratios suggesting that around 60 to 65 million tons of this is aggregate and the balance rock. The remaining local production comes from approximately 140 small operations, mainly scattered along the northern slopes of the Al Hajar al Gharbi Mountains in Ras al Khaimah and Fujeirah. Interviews with numerous quarry managers and knowledgeable industry sources suggest that these small operators produce an average of slightly over 1 million tons/year of aggregates and around 200,000 tons of rock each. These figures suggest that all quarries in the U.A.E. and major operators in Oman produce approximately 213 million tons of aggregate and 50 million tons of rock annually, with an estimated additional 13 million tons of aggregate and 20 million tons of rock imported from smaller operators in Oman.

These figures indicate that current supply is barely sufficient to meet estimated demand. Field observation confirms that this is indeed the case. Armor rock in particular has become a seller's market, with major consumers openly soliciting new relationships with producers and attempting to recruit new suppliers. Aggregate consumers, notably major ready-mix concrete suppliers, report having to resort to rounding up supplies of aggregate from numerous far-flung producers, while interviews with quarry operators yield a consensus that quarries can now sell every bit of aggregate that they can produce.

Current conditions indicate that increased demand to date has been met primarily by the uncoordinated addition of large numbers of small rock-crushing plants and by running existing crusher facilities to maximum capacity. While there has been some capacity expansion in major quarries, few new large quarries have been developed, and those are nowhere near sufficient to keep up with the rate of increase in demand. The overwhelming majority of new supply has come from the addition of new small-scale crushing operations.

Demand for rock and aggregate is likely to increase at a 25% compounded annual growth rate. Demand for aggregate by 2010 is expected to be up to 125 million tons above today's demand level; demand for rock could quadruple as major reclamation projects like the billion-ton Dubai Waterfront hit full stride. Increases of this level cannot be met simply by adding new small quarry operations.

A supply matrix dominated by small operators poses significant problems for the giant construction and reclamation contractors working on the region's major projects. Project managers have to source material from hundreds of suppliers. Small operators are likely to use older machinery and to pay less attention to maintenance, resulting in frequent down time and inability to reliably meet supply commitments. Quality control is often weak, leading to rejection of shipments, which must then be replaced by shipments from other suppliers. As small producers multiply, the environmental and infrastructure issues inherent in quarrying are exacerbated. Many areas, especially Ras al Khaimah, are also trying to establish themselves as tourism and business destinations in their own right, plans that require them to maintain environmental standards. Small quarries that fail to meet these standards are likely to face suspension of their permission to operate or even closure, further exacerbating supply constraints. Operators capable of reliably providing significant supplies of quarry materials that consistently meet or exceed quality standards will be preferred suppliers in this rapidly growing market, and will enjoy substantial pricing leverage and opportunities for long-term supply relationships with major contractors.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

We currently have no patents, trademarks, concessions, or labor contracts. However, we have received protection for exclusive use of the name "WWA" and our logo in the U.A.E. by the U.A.E. Ministry of Economy. We also have a franchise relationship with our joint venture partner in Australia, WWA Australia Pty. Ltd., whereby we license our name, customer database, and auction system software and hardware. We intend to increase the number of our franchising relationships in the future, and we also intend to protect our name and logo in other countries around the world.

Governmental and Environmental Regulation

Environment

WWA Group's operations are currently subject to the general corporate laws and regulations of the United States, and the laws of the Jebel Ali Free Zone Authority (Dubai) relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. Opening of other facilities in other locations may subject us to a variety of national, federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. The development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations. Further, we may be subject to various local zoning requirements with regard to the location of our auction sites, which may vary from location to location.

Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Laws of this nature often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of hazardous or toxic substances.

Our consolidated subsidiary Marena and its 100% owned subsidiary Power Track Project are subject to rules imposed by the Environmental and Health Department of Ras Al Khaimah regarding the emissions and control of dust in mining operations. We have engaged a consultant and applied for necessary operating permits that are necessary to be issued by the ENH of RAK, and we expect to be in full compliance with all rules and laws imposed by them. However, our subsidiary faces the risk of significant compliance costs, and risks of shut downs if controls are not deemed to be sufficient.

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Doing Business with Nationals of Countries identified by the U.S. as State Sponsors of Terrorism

The U.S State Department and the U.S. Treasury Department of Foreign Assets Control ("OFAC") have identified Iran, Sudan and Syria as state sponsors of terrorism, and forbid the sale of goods or services by U.S. persons or companies to these countries or to agents of the respective governments of these countries.

On April 27, 2007 WWA Group received a "cease and desist" order from OFAC proscribing the sale of equipment or services, or facilitating the sale of equipment or services to persons with registered addresses in Iran, Syria or Sudan.

WWA Group has never sold equipment at auction or delivered equipment to countries or to agents of the respective governments of these countries which OFAC has identified as state sponsors of terrorism However, we have in the past sold equipment to private individuals or companies resident in Iran, Sudan or Syria who may have, on their own accord, exported such purchased equipment to their countries of residence.

Since May of 2007, in compliance with the OFAC "cease and desist" order, we have enforced a policy of prohibiting the sale of equipment to any persons or companies that register to bid using addresses in Iran, Sudan or Syria. However, in early 2008 the Office of Foreign Asset Control ("OFAC") of the U.S. Treasury Department requested that WWA Group sign a Tolling Agreement intended to toll the time frame permitted under the relevant statute of limitations in which the OFAC might continue its investigation into our operations for approximately one year from the date of signature. WWA Group complied with the OFAC's request. Nevertheless, we are unaware of any allegations of wrongdoing asserted or contemplated by the OFAC.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, including but not limited to, the "cease and desist" order delivered on April 27, 2007 by OFAC. Further, we believe that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct business.

Employees

WWA Group currently has 40 full time employees working for the auction and equipment trading business in addition to the 18 full-time employees operating our shipping vessel. Our un-consolidated subsidiary Marena Industries, Ltd., employs 50 full time employees in the limestone mining operation in Ras Al Khaimah. We expect to continue to use consultants, attorneys, and accountants as necessary, to complement services rendered by our employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This *Management's Discussion and Analysis* and *Results of Operations* and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include but are not limited to those discussed in the subsection entitled *Forward-Looking Statements and Factors That May Affect Future Results and Financial Condition* below. The following discussion should be read in conjunction with our financial statements and notes thereto included in this prospectus. Our fiscal year end is December 31.

Discussion and Analysis

WWA Group's business strategy is to (i) increase cash flow from operations to generate net income to reduce payables, (ii) expand operations to new auction sites, and (iii) acquire or develop other related businesses in the region and internationally. We intend to focus on formalizing new joint venture relationships, management arrangements, new wholly owned facilities, and expanded auctions as the means by which to increase net cash flow. Our new auction site in Jebel Ali is larger and capable of holding more equipment than our former site, eliminating the restraint on growth which we have felt for the last two years. In 2008, five major equipment auctions are scheduled and at least 2 on-line auctions are planned.

Our business development strategy is prone to significant risks and uncertainties some of which can have an immediate impact on our efforts to increase positive net cash flow and deter future prospects for the expansion of our business.

Implementation of our growth model will include expanding our lower cost auction methods, such as on-line auctions, video auctions, and transportation equipment only auctions, all of which can be held on a more frequent basis than the larger equipment auctions. While smaller in size, these auctions will not interfere with or detract from WWA Group's major equipment auctions, and the economies of scale at the Dubai facility are efficient for this purpose. We have also expanded high margin buyer and seller services, such as shipping and transport. Our ownership of a shipping company and control over a large volume of equipment being moved around the world by our regular consignors provide vertical integration opportunities that could combine auction services with the ability to meet shipping needs.

Our financial condition and results of operations depend primarily upon the volume of industrial equipment auctioned, the prices we obtain at auction for such equipment, and the commission rates we can attract from the consignor. Industrial equipment prices historically have been volatile and are likely to continue to be volatile in the future, and the commission rates in WWA Group's primary market are subject to competition. This price volatility and commission rate pressure can immediately affect our available cash flow which can in turn impact the availability of net cash flow for future capital expenditures. Our future success will depend on our ability to increase the size of our auctions and to optimize commissions and prices realized at auction. Should we be unable to increase gross auction sales and obtain competitive pricing at auction then we can expect a reduction in revenue which may in turn affect the profitability of our business.

As part of our expansion plan, we have invested into an un-consolidated subsidiary engaged in limestone mining, and have also made loans to the Company. We are confident that our competitive advantages in this business will result in a profit from this investment. However, should our investment into Power Track through its parent, Marena Industries, Ltd., be unable to attract a return in the next 2 years, this may affect the profitability of our overall business.

Results of Operations

During the year from January 1, 2007 through December 31, 2007, WWA Group conducted six un-reserved auctions for industrial equipment from our auction site located in Dubai, generated fixed charter revenue from our owned shipping vessel, bought and sold equipment for our own account, moved to a new permanent auction site in Dubai, and completed a private placement of common stock. We expect that over the next twelve months we will continue to expand our business through larger auctions at established sites, open new jointly managed auction locations, and develop related business activities in transportation and investment in mining and other operations.

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For the year ended December 31, 2007, WWA Group realized an increase in net income over the comparative period in 2006 due to significant growth all three main categories of our revenue. WWA Group believes that the immediate key to our ability to operate more profitably is to increase the size of our auctions and the related commission revenue, and increase the volume and gross margins from equipment trading activity.

Gross Revenue

Revenue for the year ended December 31, 2007 increased to $26,841,630 from $17,622,383 for the comparable period ended December 31, 2006, an increase of 52%. The increase in revenue was primarily the result of the increased sales of owned equipment at auction in private sales which grew to $17,505,466 for the year ended December 31, 2007 from $9,683,146 for the year ended December 31, 2006. This increase was augmented by an increase in commission and service revenue to $7,652,622 in 2007 from $7,019,237 in 2006 and by ship chartering revenue which rose to $1,683,542 in 2007 from $920,000 in 2006.

We expect continued growth in the marketplace and increased gross auction revenue in 2008 over 2007. We also plan to show increased revenue from our shipping subsidiary due to a recent increase in the charter rate.

We have also been able to increase our lines of credit and other facilities needed to increase the volume of trading for our own account. As volume of activity increases as expected in 2008 over 2007, we also expect increased total gross profit margins on equipment trading.

Gross Profit

Gross profit for the year ended December 31, 2007 increased to $7,595,338 from $5,519,858 for the year ended December 31, 2006, an increase of 38%. This increase is primarily due to ship charter revenue of $1,683,542 in 2007 from $920,000 in 2006, from which we deduct no direct costs of sales or operations. We improved gross margins from commissions and services to $4,357,128 in 2007 from $4,292,066 in 2006, and improved gross margins from sales of owned equipment to $1,554,668 in 2007 from $307,792 in 2006. As a percentage of revenues, gross profit declined marginally to 28.3% for full year 2007 from 31.3% for the year ended December 31, 2006. WWA Group expects gross profit margins to remain around 30% in the future, but this percentage figure will decline with any significant increase in owned equipment trading volume.

The increase in gross profit from sales of equipment is a direct result of the increase in gross volume of trading of owned equipment at auctions and in private sales. Also, as a percentage of revenues from sales of owned equipment our gross profit was 8.88% in 2007 as compared to 3.18% in 2006.

We do not seek to be a significant seller in the auctions we conduct, and we do not expect the percentage of owned equipment for sale at our auctions to exceed 10% of the gross auction volume. However, total auction sale volumes are expected to increase in 2008 and beyond, and we also will increase sales of owned equipment in on-line auctions and in private treaty sales. We will also purchase equipment in the form of guaranteed net proceeds to assist customers and increase auction volume.

The gross profit percentage may vary greatly from period to period depending on the equipment WWA Group determines to purchase. We will continue to seek to purchase equipment that we believe will sell for a gross profit, without compromising the integrity of the consignment auction business.

Net Income

Net income for the twelve month period ended December 31, 2007 increased to $1,329,973 from $1,179,771 for the comparable period ended December 31, 2006, an increase of 13%. The increase was attributable to increases in revenues in all categories, and better gross margins on equipment trading.

Operating expenses increased substantially in full year 2007 over full year 2006, but not enough to offset gains in gross profit. A significant decrease in other income, from a net gain of $290,458 in the year ending December 31, 2006 to a net loss of $363,835 in the year ending December 31, 2007, had the most effect on reducing our net income for 2007. An increase in interest expense and a decrease in interest income (moved to the ship charter revenue category) were the primary factors for the decrease in other income. In other income, we also booked an operating loss of $48,545 from our investment in Marena using the equity method of accounting. WWA Group projects an increase in net income for 2008 based on our expectations of:

- Increasing gross sales volume at our physical auction sales and on-line auctions
- Increasing commissions and service revenue as a percentage of gross auction sales
- Increasing ship charter revenue
- Increasing gross profit margins on owned equipment trading
- Decreasing interest expense
- Decrease or elimination of stock option expenses
- Addition of other income from our investment in Marena

Some of the above expectations are being experienced already in 2008 and are controllable by management. Others are more speculative and subject to market conditions. There can be no assurance that we will be successful in achieving any of the additional sources of revenues or achieve higher profits in 2008.

Expenses

Operating expenses for the twelve month period ended December 31, 2007 increased to $5,901,530 from $4,630,545 for the comparable period ended December 31, 2006, an increase of nearly $1,300,000 or 27%. However, operating expenses included some extraordinary rent and options expenses that management does not expect to recur in future periods. WWA Group anticipates that general and administrative expenses will remain relatively constant during 2008, although there can be no assurance that our general and administrative and other operating expense will not increase in future periods.

Major components of general and administrative expenses by year are:

	2006	2007
Professional fees	$ 305,265	$ 113,678
Rent or lease expense	$ 582,356	$ 817,296
Travel and entertainment	$ 315,787	$ 309,751
Representation expense	$ 99,800	$ 96,000
Insurance expense	$ 104,075	$ 167,626
Bad debt expense	$ 0	$ 0
Maintenance expense	$ 241,689	$ 167,140
Option expense	$ 175,175	$ 325,760

General and administrative expenses for the twelve month period ended December 31, 2007 increased to $3,075,110 from $2,322,550 for the twelve month period ended December 31, 2006. General and administrative expenses increased in connection with the acquisition of the cargo vessel in 2006 as vessel expenses were consolidated with those of the equipment auction operation. Our yard and housing rent also increased in 2007 over 2006 as we moved to a new larger yard in July of 2007. We moved into the new yard and paid rent for both our old and new yards for an interim period. We also paid a cash commission in connection with a fund raising completed in 2007, included in general and administrative expense.

Another factor for the increase in the general and administrative expenses was the option expense we recorded for the value of options granted to consultants and holders of warrants for our common stock. In April 2006 WWA Group adopted The 2006 Benefit Plan of WWA Group, Inc. (the "2006 Benefit Plan"), which approved the registration of 2,500,000 shares of the common stock to be available for issuance under the 2006 Benefit Plan. WWA Group has granted 1,250,000 options to purchase shares of common stock registered under the 2006 Benefit Plan at $0.50 a share for a term of twelve months to three independent consultants for services rendered. During 2007 WWA Group also granted 576,973 warrants to investors to purchase our common stock at $1 per share. During the year ended December 31, 2007 WWA Group recorded a total option expense of $327,760 on applying the Black-Scholes option valuation model on all options and warrants granted in 2007.

Salaries and wages for the annual periods ended December 31, 2007 and 2006 were $1,809,483 and $1,478,125, respectively. Wages for vessel crew were included in 2007 salaries and wages expense, and wages in general have increased significantly in Dubai. We expect to keep employment at present levels for 2008.

Selling expenses for the annual periods ended December 31, 2007 and 2006 were $296,854 and $220,583, respectively.

Depreciation and amortization expenses for the annual periods ended December 31, 2007 and 2006 were $720,083 and $609,287, respectively.

Capital Expenditures

WWA Group has had no capital expenditures since inception.

Income Tax Expense (Benefit)

The Jebel Ali Free Zone is an income tax free zone. Therefore, the profits of WWA Group are not taxable in Dubai. WWA Group has determined that undistributed earnings from Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to our majority shareholder, Asia8, Inc., a Nevada corporation. Therefore, in accordance with APB Opinion No. 23, *Accounting for Income Taxes - Special Areas*, no income tax provision has been recorded for the undistributed earnings. If, in the future, WWA Group distributes such earnings to Asia8, Inc, the earnings will be taxable at the applicable U.S. tax rates.

Impact of Inflation

WWA Group has been subject to a substantial increase in yard and staff housing rent expenses in the last 2 years, which is a result of a tremendous demand for housing and land within the UAE's Free Zone. However, the general market is settling down, and we have agreements in place to stabilize these costs in the future. Therefore, we believe that we can offset future inflationary increases in operating costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash provided by operating activities for the twelve month period ended December 31, 2007 was $1,082,129 as compared to $993,183 used in operating activities for the comparable period ended December 31, 2006. The realization of cash provided by operating activities in the year 2007 is primarily attributed to an increase in auction proceeds payable and profits for the year. WWA Group invested $1,277,909 in inventory and $821,701 in accounts receivable growth. We expect to generate cash from operations in 2008.

Cash used in investing activities for the twelve month period ended December 31, 2007 was $2,834,111 as compared to $2,516,600 for the year ended December 31, 2006. The investment activities in 2007 were comprised of $857,020 in property and equipment purchases and an investment in an unconsolidated subsidiary of $286,000. The unconsolidated subsidiary, our stone quarry in the U.A.E., is expected to generate cash flow to us in 2008 and after.

Cash provided by financing activities for the year ended December 31, 2007 was $4,409,811 as compared to $2,398,605 used in financing activities for the year ended December 31, 2006. This realization of cash flow provided by financing activities relates to bank lines of credit of which $2,600,418 was repaid in 2006 compared to $1,844,654 which was borrowed in 2007. We also borrowed $2,091,405 in long-term debt in 2007. We received $950,048 net cash from the sale of our common stock in 2007.

The board of directors, at its own discretion, may issue stock or grant options under the 2006 Benefit Plan to employees and other individuals, including consultants or advisors, who render services to WWA Group or our subsidiaries, provided that the services rendered are not in connection with the offer or sale of securities in a capital-raising transaction. Since April 2006 through December 31, 2007, a total of 1,250,000 share options were granted to various consultants at an average price per share of $0.50, of which all options have been exercised.

On September 28, 2007 WWA Group concluded broker assisted Regulation D and Regulation S private placements of 1,153,927 units at $0.65 per unit, each unit comprised of one (1) share and one half (½) purchase warrant that enables the holder to purchase an additional share in exchange for two half warrants at a purchase price of $1.00 per share for a period of two years subsequent to the effective date of this resolution. As a result of the issuance of 1,153,927 restricted shares of common stock valued at $0.65 a share in addition to delivering 576,973 share purchase warrants, WWA has generated an additional capital of $750,053 in cash. The cost of this private placement was $75,005 in cash commission and issuance of 57,192 commission shares.

We had a working capital surplus of $ 1,635,548 as of December 31, 2007 as compared to a working capital deficit of $1,506,246 as of December 31, 2006.

WWA Group had $5,283,399 in cash and $15,594,427 in total current assets as at December 31, 2007. WWA Group believes that it has sufficient current assets and operational cash flow to meet its obligations. WWA Group has funded its cash needs from inception through operations, increasing its payables, and a series of debt transactions. WWA Group can provide no assurance that it will be able to obtain additional financing, if needed, to meet its current obligations. If WWA Group is unable to increase its cash flows from operating activities or obtain additional financing, it may be required to delay payment of accounts payable or auction proceeds payable, which could negatively impact WWA Group's ability to attract and retain consignors for future auctions

WWA Group acquired a new yard facility during the quarter ending June 30, 2007 comprised of 23-acres from which approximately 15,000 square meters has been allocated for permanent office premises.

WWA Group has no current plans to make any significant changes in the number of employees. Since earnings will be reinvested in operations, WWA Group does not expect to pay cash dividends in the foreseeable future.

WWA Group has no defined benefit plan or contractual commitment with any of its officers or directors.

Off Balance Sheet Arrangements

As of December 31, 2007, WWA Group has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to stockholders.

Forward Looking Statements and Factors That May Affect Future Results and Financial Condition

The statements contained in the section titled *Management's Discussion and Analysis*, with the exception of historical facts, are forward looking statements. Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

- uncertainties related to growth in the construction market and the need for transportation and industrial equipment;
- our ability to continue increasing sales and profit margins on our auctions;
- our ability to raise additional capital to fund cash requirements for future operations;
- the volatility of the stock market; and
- general economic conditions.

We wish to caution readers that WWA Group's operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated in this report. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this prospectus, which reflect our beliefs and expectations only as of the date of this filing We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other than is required by law.

Critical Accounting Policies

In Note 2 to the audited consolidated financial statements for the years ended December 31, 2007 and 2006, WWA Group discusses those accounting policies that are considered to be significant in determining the results of operations and our financial position. WWA Group believes that the accounting principles utilized by us conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, WWA Group evaluates these estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions.

With respect to revenue recognition, WWA Group applies the following critical accounting policies in the preparation of our financial statements

Revenue Recognition

Auction Revenues earned in WWA Group's capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. *Auction Revenues* also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment; incidental interest income; buyers' commission applicable on certain sales of items. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Trading Revenues are defined as gross proceeds on sales of our owned or underwritten inventory sold at auction or privately. All costs of goods sold are accounted for under direct costs. Trading Revenues can be earned and direct costs can be incurred when we guarantee a certain net level of proceeds to a consignor. This type of revenue includes a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, we can incur a net loss on the sale. Therefore, sales of equipment on guaranteed contracts are to be treated the same as inventory for accounting purposes. Our exposure from these guaranteed contracts can vary over each guarantee contract. Losses, if any, resulting from guaranteed contracts are recorded in the period in which the relevant auction is held.

Ship Chartering Revenues are contractual in nature and similar to a lease. WWA Group charters our cargo vessel to a freight forwarding company on a flat daily fee until the end of 2009. The shipping company is responsible for all of the fuel costs and cargo related costs, and the risks of receipt and delivery of the cargo. We recognize our ship charter revenues ratably over the term of the charter contract.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. We use the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. We have elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of our fiscal year 2006. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123. Prior to the adoption of SFAS No 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. We applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of WWA Group's employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

We account for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

Recent Accounting Pronouncements

In January 2007, WWA Grouop adopted FIN 48. FIN 48 clarifies the accounting for uncertain taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain income tax positions.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. WWA Group is continuing to evaluate SFAS 159 and to assess the impact on our results of operations and financial condition if an election is made to adopt the standard.

In December 2007, the FASB issued SFAS 160, "Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51". This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Early adoption is not permitted. Management is currently evaluating the effects of this statement, but it is not expected to have any impact on WWA Group's financial statements.

DESCRIPTION OF PROPERTY

We currently maintain our offices at 2465 West 12th Street, Suite 2, Tempe, Arizona 85281. The office space is comprised of 2,500 square feet for which WWA Group pays $1,600 on a month to month basis. We also maintain a permanent auction site in the Jebel Ali Free Zone, Dubai, United Arab Emirates, on a 23-acre lot for which we paid $495,500 in 2007 rent expense. We have been granted a 20-year lease for the use of this property by the Jebel Ali Free Zone Authority We have allocated one quarter of the lot for permanent office premises. The lease payment is due annually and increases to $619,500 for 2008 and thereafter.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in−laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the beginning of our last fiscal year or in any presently proposed transaction which, in either case, has or will materially affect us.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

WWA Group's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc., under the symbol "WWAG". Trading in the common stock over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each of the quarters listed below are as follows:

Year	Quarter Ended	High	Low
2007	December 31	$0.89	$0.51
	September 30	$0.95	$0.60
	June 30	$1.00	$070
	March 31	$1.12	$0.65
2006	December 31	$0.99	$0.60
	September 30	$0.85	$0.55
	June 30	$1.20	$0.50
	March 31	$0.93	$0.40

Dividends

WWA Group has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objective of WWA Group's compensation program is to provide compensation for services rendered by our executive officers. Salaries paid are designed to retain the services of our executive officers. Salary is currently the only type of compensation used in our executive compensation program. We use this form of compensation because we feel that it is adequate to retain and motivate our executive officers. Although we did adopt *The 2006 Benefit Plan of WWA Group, Inc.* in April of 2006, no stock compensation in any form has been granted to executive officers or employees.

The amounts we deem appropriate to compensate our executive officers are determined in accordance with market forces; we have no specific formula to determine compensatory amounts at this time. While we have deemed that our current compensatory program and the decisions regarding compensation are easy to administer and are appropriately suited for our objectives, we may expand our compensation program to future employees to include options and other equity compensatory elements.

Table

The following table provides summary information for 2007 and 2006 concerning cash and non-cash compensation paid or accrued by WWA Group to or on behalf of (i) the chief executive officer and the chief financial officer and (ii) any other employee to receive compensation in excess of $100,000.

Summary Compensation Table									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Eric Montandon, Chief Executive Officer	2007 2006	72,000 72,000	- -	- -	- -	- -	- -	- -	72,000 72,000
Digamber Naswa, Chief Financial Officer	2007 2006	66,000 65,520	- -	- -	- -	- -	- -	- -	66,000 65,520

WWA Group has no "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Pension Benefits", or "Nonqualified Deferred Compensation" to employees to report. Nor does WWA Group have any "Post Employment Payments" to report.

FINANCIAL STATEMENTS

WWA Group's consolidated financial statements for the periods ended December 31, 2007 and 2006 are attached hereto as pages F-1 through F-21.

WWA GROUP, INC. AND SUBSIDIARIES
Years Ended December 31, 2007 and 2006

INDEX

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
WWA Group, Inc.

We have audited the accompanying consolidated balance sheets of WWA Group, Inc. as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of WWA Group, Inc. as of December 31, 2006 were audited by other auditors whose report dated February 22, 2007, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WWA Group, Inc. as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
April 5, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
Tempe, Arizona

We have audited the accompanying consolidated balance sheets of **WWA Group, Inc. and Subsidiaries** as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **WWA Group, Inc. and Subsidiaries** as of December 31, 2006, and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
February 22, 2007

ASSETS	2007	2006
Current Assets		
Cash	$ 5,283,399	$ 2,625,570
Marketable securities	-	10,500
Accounts receivable, net	3,209,792	2,388,091
Inventories	3,435,696	2,158,294
Prepaid expenses	446,159	156,404
Deposit on purchases	-	125,902
Notes and advances receivable	2,895,747	1,191,237
Other current assets	323,634	319,603
Total Current Assets	15,594,427	8,975,601
Property and equipment, net	5,407,063	4,274,616
Investment in unconsolidated entities	1,737,455	1,500,000
Investment in related party entity	62,500	62,500
TOTAL ASSETS	$ 22,801,445	$ 14,812,717

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Auction proceeds payable	$ 7,941,866	$ 6,904,236
Accounts payable	1,435,560	1,505,459
Accrued expenses	245,584	280,580
Lines of credit	3,512,887	1,668,233
Current maturities of long-term debt	822,982	123,339
Total Current Liabilities	13,958,879	10,481,847
Long-term debt, net of current portion	1,995,327	89,412
Total Liabilities	15,954,206	10,571,259
Commitments and Contingencies	-	-
Stockholders' Equity		
Common stock, $.001 par value, 50,000,000 shares authorized; 18,431,922 and 16,670,803 shares issued and outstanding, respectively	18,432	16,671
Additional paid-in capital	2,812,045	1,537,998
Retained earnings	4,016,762	2,686,789
Total Stockholders' Equity	6,847,239	4,241,458
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 22,801,445	$ 14,812,717

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2006
Revenues from commissions and services	$ 7,652,622	$ 7,019,237
Revenues from sales of equipment	17,505,466	9,683,146
Revenues from ship charter	1,683,542	920,000
Total revenues	26,841,630	17,622,383
Direct costs - commissions and services	3,295,494	2,727,171
Direct costs - sales of equipment	15,950,798	9,375,354
Gross profit	7,595,338	5,519,858
Operating Expenses		
General and administrative expenses	3,075,110	2,322,550
Salaries and wages	1,809,483	1,478,125
Selling expenses	296,854	220,583
Depreciation and amortization expense	720,083	609,287
Total operating expenses	5,901,530	4,630,545
Income from operations	1,693,808	889,313
Other Income (Expense)		
Interest expense	(514,915)	(216,317)
Loss on equity investment	(48,545)	-
Interest income	106,748	423,972
Other income	92,877	82,803
Total other income (expense)	(363,835)	290,458
Income before taxes	1,329,973	1,179,771
Income tax expense	-	-
Net income	$ 1,329,973	$ 1,179,771
Basic net income per common share	$ 0.08	$ 0.07
Diluted net income per common share	$ 0.07	$ 0.07
Weighted average shares - basic	17,454,351	16,363,954
Weighted average shares - diluted	18,031,324	16,613,954

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2006	15,970,803	$ 15,971	$ 1,013,523	$ 1,506,878	$ 2,536,372
Common stock issued for cash	700,000	700	349,300	-	350,000
Fair value of options granted	-	-	175,175	-	175,175
Net income	-	-	-	1,179,911	1,179,911
Balance, December 31, 2006	16,670,803	16,671	1,537,998	2,686,789	4,241,458
Common stock issued for cash	1,761,119	1,761	1,059,831	-	1,061,592
Stock offering costs	-	-	(111,544)	-	(111,544)
Fair value of options granted	-	-	325,760	-	325,760
Net income	-	-	-	1,329,973	1,329,973
Balance, December 31, 2007	18,431,922	$ 18,432	$ 2,812,045	$ 4,016,762	$ 6,847,239

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$1,329,973	$1,179,911
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	720,083	609,287
(Gain) loss on disposition of assets	(5,061)	45,830
(Gain) loss on securities and investments		
sold and impaired	(2,919)	(15,000)
Fair value of options granted	325,760	175,175
Loss on equity investment	48,545	-
Decrease (increase) in:		
Accounts receivable	(821,701)	1,397,749
Inventories	(1,277,402)	(1,573,909)
Prepaid expenses and deposits	(289,755)	(88,899)
Other current assets	(4,031)	(175,834)
Other assets	125,902	106,203
Increase (decrease) in:		
Auction proceeds payable	1,037,630	(3,003,585)
Accounts payable	(69,899)	216,890
Accrued expenses	(34,996)	126,999
Net cash provided by (used in) operating activities	1,082,129	(999,183)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(857,020)	(391,266)
Advances receivable made	(1,731,833)	(2,370,375)
Purchase of investments	(286,000)	(1,500,000)
Proceeds from the sale of investments	13,419	265,000
Payments received on advances receivable	27,323	1,480,041
Net cash used by investing activities	(2,834,111)	(2,516,600)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from lines of credit	1,844,654	-
Payments on lines of credit	-	(2,600,418)
Proceeds from long-term debt	2,091,405	-
Payments of long-term debt	(476,296)	(148,187)
Proceeds from issuance of common stock	950,048	350,000
Net cash provided (used) by financing activities	4,409,811	(2,398,605)
Net (decrease) increase in cash and cash equivalents	2,657,829	(5,914,388)
Cash and cash equivalents at beginning of year	2,625,570	8,539,958
Cash and cash equivalents at end of year	$5,283,399	$2,625,570

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business	**Organization** WWA Group, Inc., (the Company) operates in Jebel Ali, Dubai, United Arab Emirates (U.A.E) under a trade license from the Jebel Ali Free Zone Authority. The Company's operations primarily consist of the auctioning of used and new heavy construction equipment, transportation equipment and marine equipment, the majority of which is on a consignment basis.

WWA Group, Inc., includes the accounts of WWA Group, Inc. (formerly Novamed, Inc.), and its wholly owned subsidiaries, World Wide Auctioneers, Ltd. (WWA) also known as (Worldwide Dubai), a company incorporated in the British Virgin Islands on March 20, 2000, which operates in Dubai, U.A.E.; Crown Diamond Holdings Ltd, a company incorporated in the British Virgin Islands on January 6, 2004; and Novamed Medical Products Manufacturing, Inc. a Minnesota corporation.

On August 8, 2003, Novamed, Inc., a publicly held company, and WWA executed a stock exchange agreement, whereby Novamed, Inc. agreed to acquire 100% of the issued and outstanding shares of WWA, a wholly owned subsidiary of World Wide Auctioneers USA, a company incorporated in the state of Nevada, USA, in exchange for 13,887,447 shares of Novamed, Inc.'s common stock. Because the owners of WWA became the principal shareholders of the Company through the merger, WWA is considered the acquirer for accounting purposes and this merger is accounted for as a reverse acquisition or recapitalization of WWA. Subsequent to the merger, Novamed, Inc. changed its name to WWA Group, Inc.

2. Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements for 2007 and 2006 include the operations of WWA Group Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation.

Derivatives
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for the Company as of January 1, 2001. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

2. Significant Accounting Policies (Continued)

Derivatives (*Continued)*

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.

Marketable Securities

The Company classifies all of its marketable securities as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported as a separate component of stockholders' equity.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Specific reserves are estimated by management based on certain assumptions and variables, including the customer's financial condition, age of the customer's receivables, and changes in payment histories. As of December 31, 2007 and 2006, an allowance for doubtful receivables $5,426 and $5,426, respectively, was considered necessary. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance has not been received by the contractual pay date. Interest is not charged on trade receivables that are past due.

Inventory

Inventories consist of equipment to be sold in auctions, stated at the lower of cost or market. The cost is determined by specific identification method. Cost includes purchase price, freight, insurance, duties and other incidental expenses incurred in bringing inventories to their present location and condition. The Company records a reserve if the fair value of inventory is determined to be less than the cost.

**2. Significant
Accounting
Policies
(Continued)**

Investment in Related Party Entity
The Company accounts for its equity investment in an affiliate under the cost method of accounting. For the years ended December 31, 2007 and 2006, approximately $62,500 and $62,500, respectively, of the Company's investments are in an entity in which one of the Company's directors serves as a director. Permanent impairments are recorded as a loss on the income statement. The Company reviews its investments annually for impairment. See Note 4 for related information.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation and amortization on capital leases and property and equipment are determined using the straight-line method over the estimated useful lives (usually between three and five years) of the assets or terms of the leases. The following is a summary of the Company's major categories of property and equipment:

	December 31,	
	2007	2006
Furniture and fixtures	$ 85,832	$ 76,098
Office equipment	1,263,837	1,225,625
Vehicles	1,832,780	792,156
Leasehold improvements	1,075,940	381,798
Cargo vessel	3,250,000	3,250,000
Total	7,508,389	5,725,677
Less: Accumulated Depreciation	(2,101,326)	(1,451,061)
	$5,407,063	$4,274,616

Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on the sale of property and equipment are reflected in operations.

Revenue Recognition
Revenues from commissions and services consist of revenues earned in the Company's capacity as agent for consignors of equipment, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All commission revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Revenues from sales of equipment originate from the auctioned sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the auction has been completed, the equipment has been delivered to the purchaser, and collectibility is reasonably assured. All costs of goods sold are accounted for under direct costs.

Revenues from ship charter are recognized at a fixed daily amount in accordance with the terms of the chartering agreement, similar to a lease, for the use of the cargo vessel by the chartering group.

2. Significant Accounting Policies (Continued)

Stock Based Compensation

The Company adopted SFAS No. 123-R effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1,2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

The Company issued no compensatory options to its employees during the years ended December 31, 2007 and 2006.

Foreign Exchange

The Company's reporting currency is the United States dollar. The Company's functional currency is also the U.S. Dollar. ("USD") Transactions denominated in foreign currencies are translated into USD and recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into USD at the foreign exchange rates prevailing at the balance sheet date. Realized and unrealized foreign exchange differences arising on translation are recognized in the income statement.

Advertising

The Company expenses the cost of advertising as incurred. For the years ended December 31, 2007 and 2006, advertising expenses totaled approximately $457,000 and $395,000, respectively, and are included in direct costs and general and administrative expense in the accompanying statements of income.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income Per Common Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding, using the treasury stock method and the average market price per share during the year. There were 576,973 common stock equivalents at December 31, 2007. There were 250,000 in common stock equivalents outstanding at December 31, 2006.

2. Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment, investments and definite-lived intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As required by Statement of Financial Accounting Standards No. 144, the Company uses an estimate of the future undiscounted net cash flows of the related asset or group of assets over their remaining economic useful lives in measuring whether the assets are recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell. In addition, depreciation of the asset ceases. During the years ended December 31, 2007 and 2006, no impairment of long-lived assets was recorded.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of receivables and notes receivable. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Accordingly, actual results could differ from those estimates.

Investment in Unconsolidated Entities

The Company accounts for its approximate 35% equity investment in an unconsolidated subsidiary under the equity method of accounting. The investment was acquired late in December 2006. Accordingly no income or loss has been recorded for the year ended December 31, 2006. The investment is recorded at its cost of $1,500,000. Permanent impairments are recorded as a loss on the income statement. The Company reviews its investments annually for impairment. See Notes 3 and 7 for related information.

3. Investment in Unconsolidated Entity

In December 2006, the Company acquired a 32.5% interest in Power Track Projects, FZE ("PTP"). PTP is a Dubai, UAE entity which operates a rock crushing and stone quarry in Ras Al Khaimah, UAE. The ownership interest was increased to approximately 35% in 2007. The Company accounts for its interest in PTP using the equity method of accounting whereby the Company records its proportionate share of the net income or loss of the equity interest. However since the interest was acquired at the end of 2006 the Company's share of the net loss of PTP was determined to be immaterial and not recorded. A loss of $48,545 was recorded for 2007. The condensed financial statements of PTP as of December 31, 2007 are as follows:

Balance Sheet:	
Cash	$145,118
Receivables	276,100
Inventory	1,486,091
Other current assets	180,503
Property and equipment	3,134,519
Total Assets	$5,222,331
Accounts payable and accrued expenses	$ 1,821,334
Related party payables	6,613,562
Stockholders' equity (deficit)	(3,212,565)
Total Liabilities and Equity	$5,222,331
Statement of Operations:	
Revenues	$2,767,750
Cost of sales	1,190,839
Operating expenses	1,631,764
Loss on sale of assets	83,846
Net Loss	$(138,699)

4. Investment in Related Party Entity

The Company's investment in a related party entity consists primarily of securities purchased in Net Telecommunications, Inc., a company for which the Company's Chairman of the Board of Directors is a director. The securities had the following cost and market values as of December 31, 2007 and 2006:

Available for sale securities:		Fair Value		Unrealized Gain (Loss)
2007				-0-
Common stock	$ 125,000	$ 62,500	$	62,500
2006				
Common stock	$ 125,000	$ 62,500	$	62,500

In 2005, the Company recorded a permanent impairment of the investment of $62,500.

5. Accounts Receivable

Accounts receivable consists of the following at December 31:

	2007		2006
Consignors sales receivable	$ 3,215,218	$	2,398,943
Allowance for doubtful accounts	(5,426)		(5,426)
	$ 3,209,792	$	2,388,091

Consignor sales receivable consist of receivables from gross auction sales which include amounts due to consignors and commission revenue.

6. Inventory

Inventory consists of the following at December 31:

	2007		2006
Equipment inventory	$ 3,439,149	$	2,161,747
Less reserve for impaired inventory	(3,453)		(3,453)
	$ 3,435,696	$	2,158,294

The Company records a reserve if the fair value of inventory is determined to be less than the cost.

7. Disposal of Investment in Unconsolidated Entity

In December 2003, the Company purchased a 19% equity interest in an unrelated foreign company for $250,000. The Company accounted for its investment under the cost method of accounting, as the Company held less than 20% of the voting stock outstanding and did not exert significant influence over the company.

In 2006, the Company sold the entire investment for $265,000 and recorded a gain of $15,000.

<table>
<tr><td>8. **Short-term Notes and Advances Receivable**</td><td colspan="5">Notes and advances receivable consisted of the following at December 31, 2007 and 2006, respectively:</td></tr>
</table>

	2007	2006
Advances to unconsolidated entity bearing no interest and due upon demand, secured by the assets of the borrower, consisting mainly of stone quarry equipment	$ 2,373,485	$ 844,413
Advances to a company bearing no interest, unsecured and due upon demand	493,484	290,723
Advances to a company bearing no interest, unsecured and due upon demand	28,778	56,101
Total notes receivable	$ 2,895,747	$ 1,191,237

9. **Short-Term Notes Payable and Lines of Credit**

The Company has from time to time short-term borrowings from various unrelated entities. These advances are non-interest bearing, unsecured and due upon demand. Because of the short-term nature of the notes the Company has not imputed an interest rate. At December 31, 2007 and 2006 the balances on these notes were $-0- and $-0-, respectively.

The Company has entered into several short-term lines of credit with banks in the United Arab Emirates. The working capital funding lines are secured by the bank deposits of the Company and by the personal guarantee of its president and CEO and, bear interest at between 6.5% and 7% per annum. The Company owed $3,512,887 and $1,668,233 on these working capital funding lines at December 31, 2007 and 2006, respectively. The Company had available approximately $1,398,436 in funding credit facilities at December 31, 2007.

10. Long-Term Debt

Long-term debt consisted of the following at December 31, 2007 and 2006, respectively:

	2007	2006
Note payable to company with interest at 12%, unsecured, due December 2010, payment may be made in equipment.	$ 1,000,000	$ -
Notes payable to a bank with interest rates between 4.25% and 4.50%, monthly payments total approximately $34,083, secured by vehicles and cash.	1,818,309	212,751
Less current portion	(822,982)	(123,339)
Long-term debt	$ 1,955,327	$ 89,412

Future maturities of long-term debt are as follows:

Year Ending December 31:

2008	$ 822,982
2009	776,073
2010	1,219,254
2011	-0-
	$ 2,818,309

11. Commitments and Contingencies

Operating Leases

The Company has non cancellable operating leases, primarily for land, facilities and temporary living quarters for certain employees. Rental expense for these operating leases for the years ended December 31, 2007 and 2006 was approximately $864,928 and $582,356, respectively**.** The Company maintains a permanent auction site in the Jebel Ali Free Trade Zone, Dubai, United Arab Emirates, on a 23 acre lot for which it paid $495,500 for the first year, included in the above total rent expense. The site lease is due to expire on June 21, 2027. The lease payment is due annually and increases to $619,500 for 2008 and thereafter. All other leases are for 12 months or less and future minimum payments approximate the current rental expense amount**.**

11. Commitments and Contingencies (Continued)

Litigation

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business. The Company is currently not aware of any such items, which it believes could have a material effect on its financial position.

12. Related Party Transactions

Advances

The Company has advanced amounts to its employees primarily for reimbursable travel and business costs. As of December 31, 2007 and 2006, the Company had related party receivables of $46,187 and $21,359, respectively.

Related Party Securities

Marketable securities of a related party are discussed in Note 4.

13. Supplementary Disclosure of Cash Flow Information

During the years ended December 31, 2007 and 2006, the Company, purchased vehicles and equipment with long-term debt of $3,081,854 and $69,305, respectively.

Cash paid during the years ending December 31, 2007 and 2006 was as follows:

	2007	2006
Interest	$ 514,915	$ 216,327
Income taxes	$ -	$ -

Non-cash Financing Activities:

	2007	2006
Notes receivable exchanged for cargo vessel	$ -	$ 3,250,000

14. Income Taxes

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate to net loss before provision for income taxes for the following reasons:

	Years Ended December 31,	
	2007	2006
Federal income tax (expense) benefit at statutory rate	$ (525,000)	$ (462,000)
Earnings in non-taxable Jurisdiction	650,000	533,000
Fair value of options and warrants	(112,000)	(68,000)
Allowance for bad debts	-	37,000
Change in valuation allowance	(13,000)	(40,000)
Total income taxes	$ -	$ -

14. Income Taxes (Continued)

Deferred tax assets (liabilities) at December 31, 2007 and 2006 are comprised of the following:

	2007	2006
Net operating loss carry forward	$ 580,000	$ 567,000
Warranty reserve	6,000	6,000
Allowance for bad debts	2,000	2,000
Write off of investments	25,000	25,000
Obsolete inventory	1,000	1,000
	614,000	601,000
Valuation allowance	(614,000)	(601,000)
	$ -	$ -

At December 31, 2007, the Company has approximately $1.49 million of net operating loss carry forwards to offset future taxable income. These carry forwards begin expiring in 2019. The utilization of these net operating losses is dependent upon the tax laws in effect at the time such losses can be utilized. The losses will be limited based upon future changes in ownership. The Company has determined that undistributed earnings from Worldwide Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to the U.S. parent.

Therefore, in accordance with APB Opinion No. 23, *Accounting for Income Taxes – Special Areas*, no income tax provision has been recorded for the undistributed earnings.

15. Fair Value of Financial Instruments

The Company's financial instruments consist of cash, investments, receivables, payables, and notes payable. The carrying amount of cash, investments, receivables, and payables approximates fair value because of the short-term nature of these items. The carrying amount of long-term notes payable approximates fair value as the individual borrowings bear interest at market interest rates.

16. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning January 1, 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on the financial statements.

16. Recent Accounting Pronouncements (Continued)	In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective beginning January 1, 2008, although early adoption is permitted. The Company is currently assessing the potential impact that adoption of SFAS No. 159 will have on the financial statements.
	The FASB has revised SFAS No. 141. This revised statement establishes uniform treatment for all acquisitions. It defines the acquiring company. The statement further requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, measured at their fair market values as of that date. It requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired, at the full amounts of their fair values. This changes the way that minority interest is recorded and modified as a parent's interest in a subsidiary changes over time. This statement also makes corresponding significant amendments to other standards that related to business combinations, namely, 109, 142 and various EITF's. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company believes the implementation of this standard will have no effect on our financial statements.
17. Outstanding Common Stock Options and Warrants	Under FASB Statement 123R, the Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model. The Company recorded an expense of $325,760 and $175,175 in 2007 and 2006, respectively, for the fair value of the stock options and warrants granted. The following weighted average assumptions were used for grants in the years ended December 31, 2007 and 2006:
	Dividend yield of zero percent for all periods; expected volatility of 63.76% and 67.28%; risk-free interest rates of 3.94% and 5.45% and expected lives of 2.0 and 1.0, respectively.
	A summary of the status of the Company's stock options and warrants as of December 31, 2007 and changes during the years ended December 31, 2007 and 2006 is presented below:

17.Outstanding Common Stock Options and Warrants (Continued)		Number of Options Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average
	Outstanding, December 31, 2005	-0-	$0.00	$0.00
	Granted	950,000	0.50	0.20
	Expired	-0-	0.00	0.00
	Exercised	(700,000)	0.50	0.21
	Outstanding, December 31, 2006	250,000	0.50	0.19
	Granted	934,165	0.84	0.23
	Expired	-0-	0.00	0.00
	Exercised	(607,192)	0.55	0.21
	Outstanding, December 31, 2007	576,973	$1.00	$0.23
	Exercisable, December 31, 2007	576,973	$1.00	$0.23

On April 26, 2006, the Company created The 2006 Benefit Plan of WWA Group, Inc which approved the registration of 2,500,000 shares of the common stock to be available for issuance under the Plan. Under the Plan, WWA Group may issue stock, or grant options to acquire up to 2,500,000 shares of WWA Group's common stock to employees or other individuals, including consultants or advisors, who render services to WWA Group or our subsidiaries. As of December 31, 2007 no options remained unexercised and outstanding under the Plan.

18. Business Segments

The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."   The Company conducts its operations principally in auctions of heavy equipment through World Wide Auctioneers, Ltd. (WWA) and in ship chartering through Crown Diamond Holdings Ltd.

Certain financial information concerning the Company's operations in different industries is as follows:

18.Business Segments (Continued)	For the Years Ended December 31,	Equipment Auctions	Ship Chartering	Corporate Unallocated
Revenues	2007	$ 25,158,088	$ 1,683,542	$ -0-
	2006	16,702,383	920,000	-0-
Operating income	2007	1,553,340	443,896	(324,081)
	2006	682,762	388,394	(181,842)
Interest expense	2007	(514,915)	-0-	-0-
	2006	(216,327)	-0-	-0-
Other income (expense)	2007	151,080	-0-	-0-
	2006	290,964	367	-0-
Assets (net of inter-company accounts)	2007	19,795,195	3,006,250	-0-
	2006	11,590,380	3,222,337	-0-
Depreciation and amortization	2007	557,583	162,500	-0-
	2006	528,037	81,250	-0-
Property & equipment acquisitions	2007	1,847,469	-0-	-0-
	2006	391,266	3,250,000	-0-

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND FINANCIAL DISCLOSURE

None.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

WWA Group is subject to the informational requirements of the Securities Act. We file reports, proxy statements and other information with the Commission The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: *www.sec.gov*.

PART II--INFORMATION NOT REQUIRED IN REGISTRATION STATEMENT

INDEMNIFICATION OF DIRECTORS AND OFFICERS

WWA Group's articles of incorporation, attached as *Exhibit 3(i)(a)* hereto, specifically *Article V*, provide that directors are to by indemnified for monetary damages arising from the conduct of the corporation.

WWA Group's, bylaws, attached as *Exhibit 3(ii)* hereto, specifically *Article V, Section 1,* provide that the corporation will indemnify officers and directors against an action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of the corporation

The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with WWA Group. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity will not apply on account of:

- acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;
- unlawful distributions; or
- any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities are being registered in connection with the public offering of 1,211,119 shares of common stock and 576,973 shares underlying warrants to purchase common stock. All of the following expenses will be borne by WWA Group. The amounts set forth are estimates except for the Commission registration fee:

Expense	*Amount to be Paid*	
Securities and Exchange Commission registration fee	$	39.28
Attorneys' fees and expenses		30,000.00
Accountants' fees and expenses		5,000.00
Transfer agent's and registrar's fees and expenses		1,500.00
Total	$	36,539.28

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of WWA Group's securities without registration within the last three years. The following securities are shares of common stock and warrants to purchase common stock. Sales which involved the use of an underwriter and commissions paid in connection with the sale of securities are noted.

On December 15, 2004, WWA Group issued 3,000 shares of common stock to Bill Washington and Stephen Pilcher, to be held jointly, for cash consideration of $1.00 per share or $3,000. The issuance was made in reliance upon an exemption from registration provided by Regulation S promulgated by the Commission pursuant to the Securities Act. No commission was paid in connection with the offering.

On September 28, 2007, WWA Group authorized the issuance of 275,933 restricted shares of common stock and authorized the delivery of 137,968 share purchase warrants with a maturity date of September 28, 2009, for cash consideration of approximately $179,355 in connection with an equity financing, to 11 investors pursuant to the exemptions from registration provided by Regulation D of the Securities Act.

Shares	Warrants	Exercise Price	Name	Consideration	Price
40,000	20,000	$1.00	B & J Realty	$26,000.00	$0.65
40,000	20,000	$1.00	BDG Inc.	$26,000.00	$0.65
15,385	7,693	$1.00	Beardsley, Nathan L.	$10,000.25	$0.65
6,308	3,154	$1.00	Blair, Bob	$4,100.20	$0.65
13,077	6,539	$1.00	Casoli, Michael A.	$8,500.05	$0.65
15,000	7,500	$1.00	Comorre, Donald	$9,750.00	$0.65
40,046	20,023	$1.00	Farrell, Mark E.	$26,029.90	$0.65
58,116	29,058	$1.00	Gagnon, George	$37,775.40	$0.65
16,000	8,000	$1.00	MacDonald, John	$10,400.00	$0.65
10,462	5,231	$1.00	Rosenberry, Ward	$6,800.30	$0.65
21,539	10,770	$1.00	Steger, Ron	$14,000.35	$0.65

On September 28, 2007, WWA Group authorized the issuance of 877,994 restricted shares of common stock and authorized the delivery of 439,005 share purchase warrants with a maturity date of September 28, 2009, for cash consideration of approximately $570,696 in connection with an equity financing, to 39 investors pursuant to the exemptions from registration provided by Regulation S of the Securities Act.

Shares	Warrants	Exercise Price	Name	Consideration	Price
21,008	10,504	$1.00	Brock, Graham	$13,655.20	$0.65
6,616	3,308	$1.00	Carradice, Roger William	$4,300.40	$0.65
28,008	14,004	$1.00	Cox, Stephen Geoffrey	$18,205.20	$0.65
29,231	14,616	$1.00	Dawson, Edward Owen	$19,000.15	$0.65
14,962	7,481	$1.00	Dean, George	$9,725.30	$0.65
8,462	4,231	$1.00	Donaghey, Greg	$5,500.30	$0.65
9,385	4,693	$1.00	Douglas, Paul	$6,100.25	$0.65
6,308	3,154	$1.00	Doyle, Jacqueline	$4,100.20	$0.65

Shares	Warrants	Exercise Price	Name	Consideration	Price
19,902	9,951	$1.00	Evans, Peter	$12,936.30	$0.65
9,693	4,847	$1.00	Fagen, Paul	$6,300.45	$0.65
30,000	15,000	$1.00	Falcon Electrical Ltd.	$19,500.00	$0.65
38,462	19,231	$1.00	Faulkner, Peter	$25,000.30	$0.65
16,008	8,004	$1.00	Flynn, Eamon	$10,405.20	$0.65
33,016	16,508	$1.00	Glen, John Alexander Grant	$21,460.40	$0.65
23,077	11,539	$1.00	Grimley, Liam	$15,000.05	$0.65
9,154	4,577	$1.00	Hall, Jeremy D. G.	$5,950.10	$0.65
7,662	3,831	$1.00	Hickey, Patrick	$4,980.30	$0.65
6,154	3,077	$1.00	Highland Investments	$4,000.10	$0.65
23,077	11,539	$1.00	Hudson, Dave	$15,000.05	$0.65
54,970	27,485	$1.00	Hunter, Michael Robert	$35,730.50	$0.65
53,847	26,924	$1.00	JD Kitchens & Bedrooms	$35,000.55	$0.65
30,770	15,385	$1.00	Jones, Alexander	$20,000.50	$0.65
9,962	4,981	$1.00	Kurdi, Ahmed	$6,475.30	$0.65
20,000	10,000	$1.00	March, Graham A.	$13,000.00	$0.65
13,385	6,693	$1.00	McCelland, Rufus	$8,700.25	$0.65
10,085	5,043	$1.00	Naughton, David	$6,555.25	$0.65
13,847	6,924	$1.00	Oetting, Klaus	$9,000.55	$0.65
9,231	4,616	$1.00	Palmer, Owen	$6,000.15	$0.65
22,970	11,485	$1.00	Pearce, Leslie G. T.	$14,930.50	$0.65
30,731	15,366	$1.00	Perks, David	$19,975.15	$0.65
127,693	63,847	$1.00	Phillips, Michael J.	$83,000.45	$0.65
9,924	4,962	$1.00	Piggott, Pearce	$6,450.60	$0.65
15,385	7,693	$1.00	Trayror, Vincent & Declan Kelly	$10,000.25	$0.65
15,077	7,539	$1.00	Vogt, Stephan	$9,800.05	$0.65
40,008	20,004	$1.00	White, Peter	$26,005.20	$0.65
21,154	10,577	$1.00	Wogan, Patrick	$13,750.10	$0.65
8,000	4,000	$1.00	Wright, Don J.	$5,200.00	$0.65
15,385	7,693	$1.00	Wyllie, James A.	$10,000.25	$0.65
15,385	7,693	$1.00	Young, Thomas	$10,000.25	$0.65

WWA Group has paid broker's commissions on the proceeds from the above September 28, 2007 equity financings of $75,005 in cash and 57,192 in share purchase warrants with a maturity date of September 28, 2009 to Chicago Investment Group, LLC. The issuance was made in reliance upon an exemption from registration provided by Regulation D promulgated by the Commission pursuant to the Securities Act.

WWA Group complied with the requirements of Rule 506 of Regulation D of the Securities Act by: (i) foregoing any general solicitation or advertising to market the securities; (ii) selling only to accredited investors; (iii) having not violated antifraud prohibitions with the information provided to the subscribers; (iv) being available to answer questions by the subscribers; and (v) issuing restricted securities to subscribers, which securities cannot be sold for at least a year without registration.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfies all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

WWA Group complied with the requirements of Regulation S of the Securities Act by: (i) having no directed offering efforts made in the United States, (ii) offering only to offerees who were outside of the United States at the time the securities were offered, and (iii) ensuring that the subscribers to whom the restricted securities were issued were non-U.S. residents with addresses in foreign countries.

INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit	*Description*
3(i)(a)*	Articles of Incorporation of WWA Group (Conceptual Technologies, Inc.) filed with the Nevada Secretary of State on November 26, 1996 (incorporated herein by reference from the Form SB-2 filed with the Commission on December 26, 2007).
3(i)(b)*	Certificate of Amendment of the Articles of Incorporation of WWA Group (Conceptual Technologies, Inc.) filed with the Nevada Secretary of State on August 29, 1997 (incorporated herein by reference from the Form SB-2 filed with the Commission on December 26, 2007).
3(i)(c)*	Certificate of Amendment of the Articles of Incorporation of WWA Group (NovaMed Inc.) filed with the Nevada Secretary of State on May 8, 1998 (incorporated herein by reference from the Form SB-2 filed with the Commission on December 26, 2007).
3(i)(d)*	Certificate of Amendment to the Articles of Incorporation of WWA Group filed with the Nevada Secretary of State on September 25, 2003 (incorporated herein by reference from the Form SB-2 filed with the Commission on December 26, 2007).
3(ii)*	Bylaws of WWA Group adopted on November 12, 1996 (incorporated herein by reference from the Form SB-2 filed with the Commission on December 26, 2007).
5	Opinion Letter of Gerald Einhorn, dated April 24, 2008.
10(i)*	Stock Exchange Agreement between WWA Group and World Wide Auctioneers, Inc. dated August 5, 2003 (incorporated herein by reference from the Form 8-K filed with the Commission on August 25, 2003).
10(ii)*	Purchase Agreement between World Wide Auctioneers, Ltd., Geoffrey Greenless and Crown Diamond Holdings, Inc. dated June 30, 2006 (incorporated herein by reference from the Form 8-K filed with the Commission on July 19, 2006).
10(iii)*	Share Purchase Agreement between World Wide Auctioneers, Ltd. and Steven Edward Rogers dated December 20, 2006 (incorporated herein by reference from the Form 8-K filed with the Commission on February 15, 2007).
14*	Code of Ethics adopted March 28, 2004 (incorporated herein by reference from the Form 10-KSB filed with the Commission on March 30, 2005).
21	Subsidiaries of WWA Group
23(i)(a)	Consent of Independent Registered Public Accounting Firm, dated April 24, 2008.
23(i)(b)	Consent of Independent Registered Public Accounting Firm, dated April 24, 2008.
23(ii)	Consent of Counsel, dated April 24, 2008.
99(i)*	Securities Purchase Agreement used for U.S. investors in the September 2007 private placement (incorporated herein by reference from the Form S-1/A filed with the Commission on March 6, 2008).
99(ii)*	Securities Purchase Agreement used for non-U.S. investors in the September 2007 private placement (incorporated herein by reference from the Form S-1/A filed with the Commission on March 6, 2008).

* Incorporated by reference to previous filings of WWA Group.

UNDERTAKINGS

WWA Group hereby undertakes that we will:

- File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

  o Include any prospectus required by section 10(a)(3) of the Securities Act;
  o Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
  o Include any additional or changed material information on the plan of distribution.

- For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

- File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

- For determining liability of the undersigned smaller reporting company under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned smaller reporting company undertakes that in a primary offering of securities of the undersigned smaller reporting company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned smaller reporting company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  o Any preliminary prospectus or prospectus of the undersigned smaller reporting company related to the offering required to filed pursuant to Rule 424;
  o Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned smaller reporting company or used or referred to by the undersigned smaller reporting company;
  o The portion of any other free writing prospectus related to the offering containing material information about the undersigned smaller reporting company or the securities provided by or on behalf of the undersigned smaller reporting company; and
  o Any other communication that is an offer in the offering made by the undersigned smaller reporting company to the purchaser.

- Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of WWA Group, pursuant to the foregoing provisions, or otherwise, WWA Group has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by WWA Group of expenses incurred or paid by a director, officer or controlling person of WWA Group in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, WWA Group will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, WWA Group certifies that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-1/A-2 and authorized this registration statement to be signed on our behalf by the undersigned, hereunto duly authorized on April 25, 2008.

WWA Group, Inc.

/s/ Eric Montandon
Eric Montandon, Chief Executive Officer

/s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer and Principal Accounting Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Eric Montandon   April 25, 2008
Eric Montandon, Director

/s/ Digamber Naswa   April 25, 2008
Digamber Naswa, Director

/s/ Yogesh Saxena   April 25, 2008
Yogesh Saxena, Director

/s/ Keith Lupton   April 25, 2008
Keith Lupton, Director

/s/ Chris Bettinson   April 25, 2008
Chris Bettinson, Director

Exhibit 5

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092

April 24, 2008

WWA Group, Inc.
2465 West 12th Street, Suite 2
Tempe, Arizona 85281

Gentlemen,

I am an attorney at law, admitted to practice in the State of New York, and I have been requested by you to provide an opinion as to whether WWA Group, Inc. ("WWA") has legally issued 1,211,119 shares of fully paid and non-assessable common stock and, when issued, the 576,973 shares underlying warrants to purchase shares of common stock will be legally issued, fully paid, and non-assessable in accordance with the applicable laws of the State of Nevada.

My opinion is provided within the framework of Nevada law as codified in the Nevada Revised Statutes ("NRS") and is predicated on an examination of pertinent documentation related to WWA in connection with the issuance and intended registration of common shares and of shares underlying warrants. The documentation examined includes WWA's articles of incorporation filed with the Nevada Secretary of State on November 26, 1996, three certificates of amendment to its articles of incorporation filed on August 29, 1997, May 8, 1998, and September 25, 2003, and its bylaws adopted on November 12, 1996. The certificates of amendment include name changes from Conceptual Technologies, Inc. to Novamed, Inc. and to WWA Group, Inc. I have also examined WWA's registration statement on Form S-1/A-2. Further, I have obtained from the Nevada Secretary of State a Business Entity Information Form which declares the status of WWA as "active" as of April 24, 2008.

Based on my examination of the foregoing documentation in accordance with the laws of the State of Nevada, I have concluded the following:

1. WWA was incorporated on November 12, 1996 pursuant to the laws of the State of Nevada and is in active standing as of April 24, 2008.

2. WWA is authorized to issue 50,000,000 shares of common stock, par value $0.001. Therefore the issuance of 1,211,119 common shares and 576,973 shares underlying warrants to purchase shares of common stock in addition to those securities outstanding is within the limits of its authorized capitalization.

3. There is no restriction on control of share ownership or transfer in WWA's articles or bylaws, of the types contemplated by NRS 78.242 (rights of refusal/mandatory purchases) or 78.267 (preemptive rights). Accordingly, the ownership or transfer of issued stock or of shares underlying warrants is not subject to any type of restriction.

Exhibit 5

4. Although NRS 78.275 states generally that corporate stock may be assessable, however, this section is not considered applicable when corporate stock is issued as fully paid and non-assessable. My examination of the pertinent documentation indicates that shares of WWA were issued as fully paid and non-assessable.

I am therefore of the opinion that under Nevada law, WWA's 1,211,119 issued and outstanding common shares are legally issued, fully paid and non-assessable and, when issued, the 576,973 shares underlying warrants to purchase shares of common stock will be legally issued, fully paid, and non-assessable.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn
Member, New York State Bar

Exhibit 21

SUBSIDIARIES OF WWA GROUP, INC.



Exhibit 23(i)(a)

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in the registration statement on Form S-1/A-2 of WWA Group, Inc., of our report dated April 5, 2008 on our audit of the financial statements of WWA Group, Inc. as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and the reference to us under the caption "Experts."

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
April 24, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702)253-7499 Fax (702)253-7501

Exhibit 23(i)(b)

Board of Directors
WWA Group, Inc.
Tempe, AZ

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 22, 2007, on the financial statements of WWA Group, Inc. as of December 31, 2006 and the year then ended, and the inclusion of our name under the heading "Experts" in the Form S-1/A-2 Registration Statement filed with the Securities and Exchange Commission.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Spokane, Washington

April 24, 2008

Exhibit 23(ii)

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, UT 84106
Telephone: (801) 575-8073, Ext. 102
Facsimile: (801) 575-8092

April 24, 2008

WWA Group, Inc.
2465 West 12th Street, Suite 2
Tempe, Arizona 85281

Gentlemen,

The undersigned hereby consents to the use of his opinion of even date as an Exhibit to your Registration Statement to be filed with the United States Securities and Exchange Commission on Form S-1/A-2.

/s/ Gerald Einhorn
Gerald Einhorn